Morgan, Lewis & Bockius LLP
101 Park Avenue
New York, NY 10178-0060
Tel: 212.309.6000
Fax: 212.309.6001
www.morganlewis.com

Branch 18
811-2786

Morgan Lewis
COUNSELORS AT LAW

40-33

04043665

RECD S.E.C.
SEP 17 2004

Christopher P. Hall
212-309-6158
chall@morganlewis.com

RECD S.E.C.
SEP 17 2004

September 17, 2004

Filing Desk
U.S. Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 (re: Market Timing Cases)

We are counsel to Deutsche Investment Management Americas Inc. ("DIMA") and have been asked by the individuals and registered companies identified on Schedule A to file with the Securities and Exchange Commission, pursuant to Section 33 of the Investment Company Act, copies of all pleadings filed with the court in actions in which they are party defendants to claims by a registered investment company or security holder thereof in a derivative or representative capacity against an officer, director, investor adviser, trustee, or depositor of such company.

Attached please find an additional complaint in which the party-defendants listed on Schedule A have been named. Additionally, attached please find pleadings from the Illinois state case *Potter v. Janus, et al.*, which was filed as an attachment to our April 16, 2004 letter.

We have also enclosed an additional copy of this letter for our records that we request you date stamp and return to us via our messenger. If you have any questions, please do not hesitate to contact me at (212) 309-6702.

Respectfully,

Christopher P. Hall

PROCESSED
SEP 28 2004
THOMSON
FINANCIAL

SCHEDULE A (Market Timing/Persall)

Individuals

Richard T. Hale
William F. Glavin, Jr.
John W. Ballantine
Lewis A. Burnham
Donald L. Dunaway
James R. Edgar
Paul K. Freeman
Robert B. Hoffman
Shirley D. Peterson
Fred B. Renwick
William P. Sommers
John G. Weithers

Registered Investment Companies

Bold capitalized names are registrants named as nominal defendants; lower-case unbolded names are series names as nominal defendants

*Note that certain registrants although not named are listed on this Schedule because the series names below the registrant are named as nominal defendants in an action.

SCUDDER AGGRESSIVE GROWTH FUND 811-07855

SCUDDER BLUE CHIP FUND 811-5357

SCUDDER DYNAMIC GROWTH FUND 811-1702

***SCUDDER EQUITY TRUST 811-08599**
Scudder-Dreman Financial Services Fund

SCUDDER FOCUS VALUE PLUS GROWTH FUND 811-7331

***SCUDDER GROWTH TRUST 811-1365**
Scudder Growth Fund
Scudder Strategic Growth Fund

***SCUDDER HIGH INCOME SERIES 811-2786**
Scudder High Income Fund

***SCUDDER INVESTORS TRUST 811-09057**
Scudder S&P 500 Stock Fund

***SCUDDER NEW EUROPE FUND, INC. 811-5969**
Scudder New Europe Fund

***SCUDDER PORTFOLIOS 811-3440**
Scudder Cash Reserves Fund

***SCUDDER STATE TAX-FREE INCOME SERIES 811-3657**
Scudder CA Tax-Free Income Fund
Scudder FL Tax-Free Income Fund
Scudder NY Tax-Free Income Fund

***SCUDDER TARGET FUND 811-5896**
Scudder Target 2010 Fund
Scudder Target 2011 Fund
Scudder Target 2012 Fund
Scudder Target 2013 Fund
Scudder Retirement Fund – Series V
Scudder Retirement Fund – Series VI
Scudder Retirement Fund – Series VII
Scudder Worldwide 2004 Fund

SCUDDER TECHNOLOGY FUND 811-0547

SCUDDER TOTAL RETURN FUND 811-1236

SCUDDER U.S. GOVERNMENT SECURITIES FUND 811-2719

***SCUDDER VALUE SERIES, INC. 811-5385**
Scudder Contrarian Fund
Scudder-Dreman High Return Equity Fund
Scudder-Dreman Small Cap Value Fund

***GLOBAL/INTERNATIONAL FUND, INC. 811-4670**
Scudder Global Discovery Fund
Scudder Emerging Markets Income Fund
Scudder Global Fund
Scudder Global Bond Fund

***INVESTMENT TRUST 811-43**
Scudder Capital Growth Fund
Scudder Growth and Income Fund

Scudder Large Company Growth Fund
Scudder Small Company Stock Fund

***SCUDDER FUNDS TRUST 811-3229**
Scudder Short Term Bond Fund

***SCUDDER INTERNATIONAL FUND, INC. 811-642**
Scudder Emerging Markets Growth Fund
Scudder Greater Europe Growth Fund
Scudder International Fund
Scudder Latin America Fund
Scudder Pacific Opportunities Fund

***SCUDDER MUNICIPAL TRUST 811-2671**
Scudder High Yield Tax Free Fund
Scudder Managed Municipal Bond Fund

***SCUDDER MUTUAL FUNDS, INC. 811-5565**
Scudder Gold And Precious Metals Fund

***SCUDDER PATHWAY SERIES 811-8606**
Scudder Pathway Conservative Portfolio
Scudder Pathway Growth Portfolio
Scudder Pathway Moderate Portfolio

***SCUDDER PORTFOLIO TRUST 811-42**
Scudder High Income Opportunity Fund
Scudder Income Fund

***SCUDDER SECURITIES TRUST 811-2021**
Scudder 21st Century Growth Fund
Scudder Health Care Fund
Scudder Small Company Value Fund
Scudder Technology Innovation Fund

***SCUDDER STATE TAX FREE TRUST 811-3749**
Scudder Massachusetts Tax Free Fund

***SCUDDER TAX FREE TRUST 811-3632**
Scudder Intermediate Tax/AMT Free Fund

SCUDDER U.S. TREASURY MONEY FUND 811-3043

***VALUE EQUITY TRUST 811-1444**
- Scudder Large Company Value Fund
- Scudder Tax Advantaged Dividend Fund

***SCUDDER ADVISOR FUNDS 811-04760**
- Scudder International Equity
- Scudder Lifecycle Mid Range
- Scudder Lifecycle Short Range
- Scudder Mid Cap
- Scudder PreservationPlus Income
- Scudder Small Cap

***SCUDDER ADVISOR FUNDS II 811-07347**
- Scudder EAFE Equity Index Fund

***SCUDDER ADVISOR FUNDS III 811-06576**
- Scudder Lifecycle Long Range
- Scudder PreservationPlus

***SCUDDER INSTITUTIONAL FUNDS 811-06071**
- Cash Reserves Fund
- International Equity Fund
- Equity 500 Index Fund

***SCUDDER MG INVESTMENTS TRUST 811-08006**
- International Select Equity Fund
- European Equity Fund
- Fixed Income Fund
- Municipal Bond Fund
- Short Duration Fund (formerly Short-Term Fixed Income Fund)
- Short-Term Municipal Bond Fund
- High Income Plus Fund
- Micro Cap Fund

***SCUDDER INVESTMENTS VIT FUNDS 811-07507**
- Equity 500 Index Fund
- EAFE Equity Index Fund
- Global Biotechnology Fund
- US Bond Index Fund

SCUDDER FLAG INVESTORS COMMUNICATIONS FUND, INC. 811-03883

SCUDDER FLAG INVESTORS VALUE BUILDER FUND, INC. 811-06600

SCUDDER FLAG INVESTORS EQUITY PARTNERS FUND, INC. 811-08886

***SCUDDER RREEF SECURITIES TRUST 811-09589**
Scudder RREEF Real Estate Securities Fund

***SCUDDER INVESTORS FUNDS, INC. 811-08227**
Top 50 US Fund
Japanese Equity Fund
Global Biotechnology Fund

ORIGINAL

UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF DELAWARE

THELMA J. PERSALL, derivatively on behalf of the SCUDDER STRATEGIC INCOME FUND and the "SCUDDER FUNDS,"[1] Plaintiffs, v. DEUTSCHE ASSET MANAGEMENT, INC., DEUTSCHE INVESTMENT MANAGEMENT AMERICAS, INC., RICHARD T. HALE, WILLIAM F. GLAVIN, JR., JOHN W. BALLANTINE, LEWIS A. BURNHAM, DONALD L. DUNAWAY, JAMES R. EDGAR, PAUL K. FREEMAN, ROBERT B. HOFFMAN, SHIRLEY D. PETERSON, FRED B. RENWICK, WILLIAM P. SOMMERS, JOHN G. WEITHERS and DOES 1-100, Defendants, SCUDDER STRATEGIC INCOME FUND and the "SCUDDER FUNDS," Nominal Defendants.	CIVIL ACTION 04-362 **JURY TRIAL DEMANDED**

DERIVATIVE COMPLAINT

Thelma J. Persall ("Plaintiff"), derivatively on behalf of the Scudder Strategic Income Fund and each of the other Scudder funds (collectively "Scudder Funds" or the "Funds"), by her undersigned attorneys, for her Complaint against the Adviser Defendants, Trustee Defendants, Doe Defendants and Nominal Defendants, as those

[1] A list of the "Scudder Funds" is attached to this Derivative Complaint ("Complaint") as Exhibit A.

terms are defined *infra*, (collectively, "Defendants"), upon knowledge as to matters relating to herself and upon information and belief as to all other matters, alleges as follows:

NATURE OF THE ACTION

1. This is a derivative action arising from Defendants' unlawful conduct that has afforded certain preferred investors the opportunity to obtain favorable prices for sales and purchases of Scudder mutual fund shares to the detriment of the Scudder Funds.

2. Defendants' scheme relied on a practice commonly referred to as "market timing" or "timing," which involves short-term, in-and-out trading of mutual fund shares to take advantage of the way mutual fund shares are valued. Defendants allowed preferred investors to market time the Scudder Funds to gain additional profits by taking advantage of the inefficiencies inherent in mutual fund pricing methods. Defendants' unlawful conduct harmed the Funds and long term shareholders such as Plaintiff.

3. On September 3, 2003, New York Attorney General Eliot Spitzer ("NYAG") filed a complaint ("Spitzer Complaint") alleging widespread illegal trading schemes in the mutual fund industry that caused shareholders and mutual funds billions of dollars of harm annually. The Spitzer Complaint specifically alleged that Canary Capital Partners LLC and its managers secretly engaged in timing and "late trading[2]" that enabled them to realize millions of dollars of profits at the expense of mutual fund investors.

4. As explained by NYAG in a September 3, 2003 press release: "[a]llowing

[2] See Spitzer Complaint at ¶¶ 8, 9, 11.

timing is like a casino saying that it prohibits loaded dice, but then allowing favored gamblers to use loaded dice, in return for a piece of the action."

5. Stephen M. Cutler, Director of the Security and Exchange Commission's ("SEC") Division of Enforcement, gave Congressional testimony on November 20, 2003, that:

> [S]hort-term trading can raise transaction costs for the fund, it can disrupt the funds' stated portfolio management strategy, require a fund to maintain an elevated cash position, and result in lost opportunity costs and forced liquidations. Short-term trading can also result in unwanted taxable capital gains for fund shareholders and reduce the fund's long-term performance. In short, while individual shareholder may profit from engaging in short-term trading of mutual fund shares, the costs associated with such trading are borne by all fund shareholders.

6. The Defendants involvement in the growing mutual fund scandals was not publicly known until January 12, 2004, when Deutsche Asset Management issued a statement acknowledging that it had identified market timing arrangements with an investment adviser trading in Scudder Funds.

7. As a result of Defendants' wrongful and illegal misconduct in the Scudder Funds, the Scudder Funds suffered damages. By her Complaint, Plaintiff seeks to recover damages for injuries to the Scudder Strategic Income Fund and each of the Scudder Funds that the Defendants' caused by their breaches of fiduciary duties.

JURISDICTION AND VENUE

8. This Court has jurisdiction over this action pursuant to:

(a) Section 44 of the Investment Company Act of 1940 ("Company Act"), 15 U.S.C. § 80a-43; and

(b) Section 214 of the Investment Advisers Act of 1940 ("Advisers Act") 15 U.S.C. § 80b-14.

9. This Court has supplemental jurisdiction pursuant to 28 U.S.C. § 1367(a) over the state law claims asserted herein because they arise out of, and are part of, the same controversy as the federal claims alleged.

10. Venue is proper in the District of Delaware because some or all of the Defendants conduct business in this District, and upon information and belief that some of the wrongful conduct alleged herein took place or originated within this District.

11. Defendants, directly or indirectly, singly and in concert, have used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications, and the national securities markets in connection with the unlawful acts alleged herein.

THE PARTIES

Plaintiff

12. Plaintiff Thelma Persall, a resident of Genesee County, Michigan, purchased shares of Scudder Strategic Income Fund in 1989 and continues to hold those shares today.

Adviser Defendants

13. Defendant Deutsche Asset Management, Inc. ("Deutsche Asset") was registered as an investment adviser under the Investment Advisers Act and acted as an investment advisor for the Scudder Funds at all pertinent times herein. Deutsche Asset in conjunction with Deutsche Investment Management Americas, Inc., had ultimate responsibility over the day to day activities of the Scudder Funds. Deutsche Asset is a

wholly owned subsidiary of Deutsche Bank AG.[3] Deutsche Asset is incorporated in Delaware and is located at 280 Park Avenue, New York 10017.

14. Defendant Deutsche Investment Management Americas, Inc. ("Deutsche Investment") was registered as an investment adviser under the Investment Advisers Act and acted as an investment advisor for the Scudder Funds at all pertinent times herein. Deutsche Investment, in conjunction with Deutsche Asset, had ultimate responsibility over the day to day activities of the Scudder Funds. Deutsche Investment is a wholly owned subsidiary of Deutsche Bank. Deutsche Investment is incorporated in Delaware and is located at 345 Park Avenue, New York 10154.

15. Defendants Deutsche Asset and Deutsche Investment are herein collectively referred to as the "Advisers" or "Adviser Defendants."

Trustee Defendants

16. Defendant Richard T. Hale ("Hale") was Chairman, Trustee and Vice President charged with overseeing 33 investment companies within the Scudder Funds at all applicable times herein. Additionally, Hale served as a Managing Director of Deutsche Asset Management and was Vice President of Deutsche Asset Management, Inc. Hale's business address is One South Street, Baltimore, Maryland 21202.

17. Defendant William F. Glavin, Jr. ("Glavin") was Trustee and President charged with overseeing 33 investment companies within the Scudder Funds, and served as Managing Director of Deutsche Asset Management during the applicable times herein.

---

[3] Defendant Deutsche Bank AG ("Deutsche Bank") is a German financial services firm providing asset management, mutual fund, retail, private and commercial banking, investment banking and insurance services. Deutsche Bank is the ultimate parent of the Adviser Defendants, and conducts its asset management activities in the United States under the marketing name "Deutsche Asset Management" ("DAM"). DAM is a global asset organization and is also the marketing name for the asset management activities of Deutsche Investment, Deutsche Asset, Deutsche Asset Management Investment Services Ltd., Deutsche Bank Trust Company Americas, Scudder Investments, and Scudder Investment Trust. Deutsche Bank maintains its United States corporate headquarters at 60 Wall Street, New York, New York 10005.

Glavin's business address is c/o Deutsche Asset Management, 222 South Riverside Plaza, Chicago, Illinois 60606.

18. The following Defendants are Trustees charged with overseeing 33 investment companies within the Scudder Funds:

a. John W. Ballantine ("Ballantine")

b. Lewis A. Burnham ("Burnham")

c. Donald L. Dunaway ("Dunaway")

d. James R. Edgar ("Edgar")

e. Paul K. Freeman ("Freeman")

f. Robert B. Hoffman ("Hoffman")

g. Shirley D. Peterson ("Peterson")

h. Fred B. Renwick ("Renwick")

i. William P. Sommers ("Sommers")

j. John G. Weithers ("Weithers")

19. Defendants listed "a" through "j" in paragraph 20 each have business addresses at: c/o Deutsche Asset Management, 222 South Riverside Plaza, Chicago, Illinois 60606.

20. Defendants Hale, Glavin, Ballantine, Burnham, Dunaway, Edgar, Freeman, Hoffman, Peterson, Renwick, Sommers and Weithers are referred to collectively herein as the "Trustee Defendants."

Doe Defendants

21. Defendants Does 1-100 are trustees, managers, advisors, or any other

persons charged with overseeing, managing, directing or asserting control over the Scudder Funds at all applicable times herein, whose identities have yet to be ascertained and which will be determined during the course of Plaintiff counsels' ongoing investigation.

Nominal Defendants

22. Nominal Defendant Scudder Strategic Income Fund is organized as a Massachusetts Trust. Scudder Strategic Income Fund focuses on bonds issued by the United States, foreign governments, as well as those issued by domestic and foreign corporations. The Strategic Income Fund also invests in emerging-market securities and dividend paying common stocks.

SUBSTANTIVE ALLEGATIONS

A. Introduction

23. Mutual funds are intended to be long term investments. Accordingly, American investors widely use mutual funds for their retirement and college savings accounts. Because they are designed for long term growth, mutual funds employ a variety of techniques to limit or discourage short term trading of fund shares. These techniques include limits on the number of trades or exchanges that shareholders may make in a given year, and redemption or other fees imposed on short term trades or exchanges.

24. Defendants' unlawful conduct involved the use of market timing strategies that allowed certain preferred investors to garner profits to the detriment of the non-preferred shareholders and the Scudder Funds.

B. "Timing" Strategies

25. Market timing is an arbitrage strategy that exploits inefficiencies in mutual fund share pricing, which is derived from the prices of underlying securities that the mutual fund holds. Market timing mainly involves rapid, short term "in and out" trading of mutual fund shares.

26. The price of mutual fund shares is calculated daily at 4:00 p.m. Eastern Standard Time ("EST") and is known as the Net Asset Value ("NAV"). The NAV reflects the closing prices of the securities within a fund's portfolio, plus the value of any cash that the fund manager retains for the fund. Thus, a mutual fund's NAV does not change throughout the day because the NAV is fixed until the new valuation is established the following day at 4:00 p.m. EST.

27. This pricing method presents arbitrage opportunities. Market timers reap a profit at the expense of long term investors and the funds themselves because the ability to engage in frequent trades into and out of a mutual fund gives the market timer the unique ability to recover short term profits and avoid short term losses, while damaging the funds and imposing substantial costs on the funds. The typical mutual fund investor does not have such privileges.

28. For example, an American fund manager whose fund invests in Japanese stock uses closing prices from Tokyo, established fourteen hours before trading ends in New York, to fix the NAV of his own fund. If market fluctuations in New York suggest a favorable outlook for the next day in Tokyo, a market timer can buy the mutual fund at the fixed price, which reflects prices that were established in Tokyo fourteen hours earlier, and then sell the fund's shares back to its manager the next day at a profit. Due to the time zone differences, a trader who purchases the shares in Tokyo at the previous

day's price can realize an almost guaranteed profit by selling in New York the next day. The strategy is known as "time zone arbitrage."

29. A similar type of timing is possible in mutual funds that contain illiquid securities such as high-yield bonds or small capitalization stocks. Here, some of the fund's securities may not have traded for hours before the New York closing time, which can render the fund's NAV "stale" and thus open it to being timed because it no longer accurately reflects the true value of the security. This is known as "liquidity arbitrage."

30. A third type of arbitrage, "late trading," occurs where favored investors are permitted to purchase mutual fund shares after 4:00 p.m. EST and receive that day's 4:00 p.m. price. Late trading allows timers to capitalize on events occurring after the market closes. Late trading is illegal.

31. Traders who employ timing strategies realize an arbitrage profit:

> [e]ffective mutual fund timing creates an arbitrage profit that comes dollar-for-dollar out of the pockets of the long-term investors: the timer steps in at the last moment and takes part of the buy-and-hold investors' upside when the market goes up, so the next day's NAV is reduced for those who are still in the fund. If the timer sells short on bad days . . . the arbitrage has the effect of making the next day's NAV lower than it would otherwise have been, thus magnifying the loses that investors are experiences in a declining market.[4]

32. In addition to lowering the NAV, timing increases transactional costs and may compel a fund manager to sell stocks into a bear market, or keep a certain amount of assets in cash to pay for the timers' profits.

C. Widespread Unlawful Conduct Within The Mutual Fund Industry Revealed

33. The Spitzer Complaint filed on September 3, 2003, alleged widespread

[4] Spitzer Complaint at 10, ¶ 26.

illegal late-trading schemes in the mutual fund industry that potentially harmed the funds. Similar to the timing and late-trading schemes explained herein, the schemes described in the Spitzer Complaint allowed those defendants to unlawfully direct monies to their preferred investors to the detriment of the funds.

34. On September 4, 2003, The Wall Street Journal published a front page story about the Spitzer Complaint under the headline: "Spitzer Kicks Off Fund Probe With a $40 Million Settlement," in which NYAG Spitzer compared late trading to "being allowed to bet on a horse race after the race was over," and which indicated that the fraudulent practices enumerated in the Spitzer Complaint were just the tip of the iceberg. In this regard, the article stated:

> "The late trader," he said, "is being allowed into the fund after it has closed for the day to participate in a profit that would otherwise have gone completely to the fund's buy-and-hold investors."
>
> In a statement, Mr. Spitzer said "the full extent of this complicated fraud is not yet known," but he asserted that "the mutual-fund industry operates on a double standard" in which certain traders "have been given the opportunity to manipulate the system. They make illegal after-hours trades and improperly exploit market swings in ways that harm ordinary long-term investors."
>
> For such long-term investors, rapid trading in and out of funds raises trading costs and lowers returns; one study published last year estimated that such strategies cost long-term investors $5 billion a year.
>
> The practice of placing late trades, which Mr. Stern was accused of at Bank of America, also hurts long-term shareholders because it dilutes their gains, allowing latecomers to take advantage of events after the markets closed that were likely to raise or lower the funds' share price.

35. On September 5, 2003, The Wall Street Journal reported that the NYAG's

office had subpoenaed a "large number of hedge funds" and mutual funds as part of its investigation, "underscoring concern among investors that the improper trading of mutual-fund shares could be widespread," and that the SEC was joining the investigation and planned to send letters to mutual funds to inquire about their practices with respect to market-timing and fund-trading practices.

36. On September 5, 2003, the trade publication Morningstar reported, "[a]lready this is the biggest scandal to hit the industry, and it may grow. Spitzer says more companies will be accused in the coming weeks. Thus, investors, and fund-company executives alike are looking at some uneasy times."

D. Scudder Acknowledges Involvement in the Burgeoning Scandals

37. While the mutual fund scandals percolated for months, the Defendants failed to acknowledge their involvement until over four months after the Spitzer Complaint was filed.

38. On January 12, 2004, DAM issued a statement that acknowledged the existence of market timing arrangements with an investment advisor trading in Scudder Funds. The statement included the following:

> As part of a review that is not yet complete, **Scudder has identified an arrangement with an outside investment advisor firm that traded frequently in a small number of funds.** The arrangement with the outside investment advisory firm, about which our review is continuing, began before the new Scudder management team was in place in 2002. In early 2003, management initiated steps that led to the subsequent termination of this arrangement.
>
> We have provided the preliminary result of this review to the appropriate regulators and the fund boards. (emphasis added).

39. On the same day, the Defendants filed prospectus supplements with the

SEC for various funds disclosing that the funds were subject to the market timing arrangement mentioned above. Defendants stated, in relevant part, as follows:

> Regulatory Update. As are many other mutual fund complexes, Scudder is conducting an ongoing review of market timing in the Scudder Funds – including trading by clients, employees and ex-employees. Market timing generally refers to the frequent trading in and out of mutual fund shares in order take advantage of pricing inefficiencies.
>
> **Scudder has identified an investment advisor firm that had an arrangement with the organization that resulted in frequent trading, including trading in your fund, inconsistent with registration statement policies.** We are currently investigating the extent of such trading and whether it caused dilution. The arrangement with the outside investment advisory firm began before the new Scudder management team was in place in 2002. In early 2003, management initiated steps that led to the subsequent termination of the arrangement. Scudder will work with your fund's board to establish an appropriate measure of dilution losses, if any, related to the trading, and reimburse for those losses.
>
> The inquiry into market timing in the Scudder Funds is ongoing. Scudder has provided information about the preliminary results of its review to the appropriate regulators and to the fund boards. Scudder continues to cooperate with each regulator that has sought information. (emphasis added).

E. Scudder Previously Acknowledged the Detrimental Impact of Market Timing Within Its Prospectus' and Failed to Follow Its Own Polices.

40. The Defendants' stated policy, which is disclosed in their prospectuses, is that the Defendants safeguard investors and the Scudder Funds from the harmful effects of timing by forcing the timer to bare the costs of such trading. For example, in language that was typical of the prospectuses, the February 28, 2003, Scudder International Equity Fund and Scudder International Select Equity Fund prospectuses acknowledged that frequent trading is harmful to shareholders and is discouraged by the imposition of redemption fees:

> The Scudder International Select Equity Fund may charge a 2.00% short-term redemption fee of the net asset value of Class A shares (either by selling or exchanging into another fund) within 60 days (approximately two months) of purchase. **This fee will compensate the fund for expenses directly related to the redemption of Class A shares, discourage short-term investment in Class A shares and facility portfolio management.** (emphasis added).

41. A supplement to the Scudder Strategic Income Fund prospectus, dated February 1, 2003, similarly represented that the Defendants protected shareholders and the Funds from the harmful effect of frequent trading by limiting investors' ability to move in and out of the Fund, specially stating:

> Exchanges are a shareholder privilege, not a right: we may reject any exchange order or require a shareholder to own shares of a fund for 15 days before we process the purchase order for the other fund, **particularly when there appears to be a pattern of "market timing" or other frequent purchases and sales.** We may also reject or limit purchase orders, for these or other reasons. (emphasis added).

42. Despite is publicly stated policy, Defendants knowingly allowed certain investors the benefits of market timing. Thus, Defendants engaged in the following conduct, which damaged Plaintiff and the Scudder Funds:

a. Defendants' entered into agreements that allowed certain investors to engage in market timing within the Scudder Funds;

b. Pursuant to such agreement, those parties regularly engaged in market timing within the Scudder Funds;

c. Contrary to the express provisions of the Scudder Funds' prospectuses, the Defendants failed to fully enforce preventative measures to curb market timing, and, specifically, enforced such measures on a selective basis pursuant to the individualized market timing arrangements; and

d. Defendants engaged in market timing agreements that were fiscally unsound for the majority of investors and the Scudder Funds as they increased costs and reduced overall fund performance.

F. Defendants Were Financially Motivated to Allow Certain Preferred Investors to Engage in Timing Schemes Which Resulted in Damage to the Funds and Its Investors.

43. A mutual fund company, such as Scudder Investments, makes its profit from fees for financial advice and other services charged to the funds it manages. Typically, these fees are a percentage of the assets in the fund, so the manager makes more money for higher amounts assets within the family of funds. Timers offer fund managers more assets in exchange for the ability to time. Additionally, timers provide fund managers with "sticky" assets to ensure a steady flow of fees to the manager. Thus, Defendants' motive for allowing market timing in this case was its own pecuniary gain.

44. Defendants were aware of the damaging effect that timers have on the funds.

45. Upon information and belief, the Defendants were repeatedly put on notice that market timing was harming its' buy-and-hold investors and the Funds.

46. Defendants had the power to simply reject timers' trades. Many funds, including several of the Scudder Funds, have instituted short-term fees ("early redemption fees") that effectively wipeout the arbitrage that timers exploit. Generally, these fees go directly into the affected fund to reimburse it for the costs of short-term trading. In addition, fund managers generally have the right to update NAVs at the end of the day in New York when there have been market moves that might render the NAV

stale. This is called giving the fund "fair value." It eliminates the potential for timers to obtain arbitrage profits.

47. Rather than refusing to allow timing or short trading, fund managers instead often seek to minimize the disruptive impact of timers by keeping cash on hand to pay out the timers' profits without having to sell stock. This strategy does not eliminate the transfer of wealth out of the mutual fund caused by timing; it only reduces the administrative costs of those transfers and allows the long-term investors' money to be skimmed in a streamlined way. This strategy can also reduce the overall performance of the fund by requiring the fund manager to retain a certain amount of the fund's assets at all times, thus depriving the investors of the advantages of being fully invested in a rising market. Some fund managers even enter into special investments as an attempt to hedge against timing activity, thus depriving altogether from the ostensible investment strategy of their funds, and incurring further transaction costs.

G. Defendants' Conduct Cause Damage to the Scudder Funds

48. As a result of the Defendants' misconduct, the Scudder Funds have suffered harmful effects, including but not limited to the following:

(a) Loss of confidence of the investing public in the integrity and management of the Scudder Funds, thereby resulting in the Scudder Funds losing NAV and market value;

(b) Defendants' exposure to significant regulatory scrutiny and to lawsuits by investors for personal and direct losses suffered as a result of Defendants' misconduct, thereby, at a minimum, caused the Scudder Funds to incur unnecessary direct and indirect investigatory, litigation and administrative costs, and potentially resulting in awards, judgments or settlements against the Scudder Funds.

H. Defendants' Scheme and Fraudulent Course of Business

49. The Adviser Defendants were highly motivated to allow and facilitate the wrongful conduct alleged herein and participated in and/or had actual knowledge of the fraudulent conduct alleged herein. In exchange for allowing the unlawful practices alleged herein, the Advisers received, among other things, increased management fees from "sticky assets" and other hidden compensation paid in the form of inflated interest payments on loans to certain preferred clients.

50. Defendants were motivated to participate in wrongful scheme by the enormous profits they derived thereby. They systematically pursued the scheme with full knowledge of its consequences to other investors.

DEMAND EXCUSED ALLEGATIONS

51. Plaintiff has not made demand upon the trustees or the directors of Scudder to bring an action against Defendants and other culpable parties to remedy the wrongdoing alleged herein because:

i. Demand is excused because no such demand is required for Plaintiff to assert a federal claim under Section 36(b) of the Company Act, 15 U.S.C. § 80a-35(b), for breach of fiduciary duty in connection with the compensation and other payments paid to the Defendants;

ii. The unlawful acts and practices alleged herein are not subject to the protection of any business judgment rule and could not be ratified, approved, or condoned by disinterested and informed directors or executives under any circumstances;

iii. The unlawful acts and practices alleged herein involve self-dealing on the part of the Adviser Defendants and Doe Defendants who manage and control the day-to-day affairs of the Scudder Funds; and

iv. Demand upon the Trustee Defendants is also excused because the Trustee Defendants are all hand-picked by the Adviser Defendants, and thus owe their positions, salaries, retirement benefits, as well as their loyalties solely to the Deutsche Bank corporate family and thereby lack sufficient independence to exercise the necessary and requisite business judgment.

COUNT I

Violation of Section 36 of the Investment Company Act (Against Adviser Defendants and Trustee Defendants)

52. Plaintiff incorporates by reference and realleges the preceding allegations, as though fully set forth herein.

53. Pursuant to Section 36 of the Investment Company Act, 15 U.S.C. § 80a-35(b), the investment advisor of a mutual fund owes the mutual fund and its shareholders a fiduciary duty with respect to its receipt of compensation for services or payments of any material nature, paid by the mutual fund or its shareholders to such investment advisor or any affiliated person.

54. Pursuant to Section 36(b) of the Company Act, 15 U.S.C. § 80a-35(b), a mutual fund shareholder may bring a civil action against an investment advisor or any affiliated person who has breached their fiduciary duty concerning such compensation or other payments.

55. As alleged herein, each Defendant has breached fiduciary duties concerning such compensation or other payments

56. By agreeing and/or conspiring with timers to permit and/or encourage timing in the Scudder Funds, the Defendants have placed their own self-interest in maximizing their compensation and other payments over the interest of the Scudder Funds and its shareholders.

57. By agreeing and/or conspiring with market timers to benefit themselves, Defendants' conduct constitutes willful misfeasance, bad faith, gross negligence and/or reckless disregard of the duties involved in the conduct of their respective offices.

58. As a direct and proximate result of the wrongful conduct by Defendants, for which they are now liable, the assets and value of the Scudder Funds have been reduced and diminished and the corporate assets of the Scudder Funds have been wasted.

COUNT II

Violation of Section 206 of the Investment Advisers Act of 1940 (Against Adviser Defendants)

59. Plaintiff incorporates by reference and realleges the preceding allegations, as though fully set forth herein.

60. This Count is based on section 215 of the Investment Advisers Act, 15 U.S.C. §80b-6.

61. The Adviser Defendants are the investment advisors to the Scudder Funds pursuant to the Advisers Act and, as such, are fiduciaries under the Advisers Act and held to the standard of behavior defined in Section 206 of the Advisers Act.

62. The Adviser Defendants breached their fiduciary duties to the Scudder Funds by engaging in the acts described in this Complaint, which were acts, practices and courses of business that were fraudulent, deceptive and manipulative and a breach of the fiduciary duties defined in Section 206 of the Advisors Act.

63. The Adviser Defendants are liable to the Scudder Funds and their shareholders as a direct participant in the wrongs alleged in this Count. The Advisers had, and have, authority and control over the Scudder Funds and their operations, including the ability to control the manipulative and illegal acts described in this Complaint.

64. As a direct and proximate result of said Defendants' wrongful Conduct, as alleged in this Complaint, the NAV of the Scudder Funds has been reduced and diminished and the corporate assets of the Scudder Funds have been wasted and the Advisers' have collected illegal profits and fees.

COUNT III

Common Law Breach of Fiduciary Duty (Against Adviser Defendants and Trustee Defendants)

65. Plaintiff incorporates by reference and realleges the preceding allegations, as though fully set forth herein.

66. The Adviser Defendants owed the Scudder Funds and its shareholders the duty to exercise due care, diligence, honesty and loyalty in the management and administration of the affairs of each of the Scudder Funds and in the use

and preservation of its property and assets, and the duty of full and candid disclosure of all material facts thereto. Further, Defendants owed a duty to the Scudder Funds and its shareholders the duties of loyalty, candor and care, not to waste the funds' corporate assets and not to place their own personal self-interest above the best interest of the funds and their shareholders.

67. To fulfill those duties, Defendants were required to exercise prudent supervision over the management, policies, practices, controls, and financial and corporate affairs of the Scudder Funds.

68. As alleged above, each of the Defendants breached their fiduciary duties by the acts alleged in this Complaint.

69. As alleged above, each Defendant breached its fiduciary duty to preserve and not waste the assets of the Scudder Funds by permitting or incurring excess charges and expenses to the funds in connection with the timing schemes.

70. Plaintiff and the Scudder Funds have suffered damages as a result of acts alleged in this Count, and the Adviser Defendants are jointly and severally liable therefore.

COUNT IV

Civil Conspiracy
(Against Adviser Defendants and Trustee Defendants)

71. Plaintiff incorporates by reference and realleges the preceding allegations, as though fully set forth herein.

72. The Adviser Defendants entered into agreements or combinations with various timers to accomplish by common plan the illegal acts described herein, and, by their actions, demonstrated the existence of an agreement and combination.

73. The Adviser Defendants, by their actions, demonstrated actual knowledge that a tortious or illegal act or acts were planned and their intention to aid in such act or acts, and either maliciously and intentionally conspired, combined and agreed with one another to commit the unlawful acts alleged in this Complaint, or agreed to commit acts by unlawful means causing injury to Plaintiff and the Scudder Funds, and thereby proximately caused injury and damages to Plaintiff and the Scudder Funds for which they are jointly and severally liable.

74. Adviser Defendants' breaches of fiduciary duty constituted willful malfeasance, bad faith, gross negligence, and/or reckless disregard of the duties involved in the conduct of their respective offices.

75. Plaintiff and the Scudder Funds have suffered damages as a result of the wrongs and the conspiracy to commit such wrongs as alleged in the Complaint in an amount to be proven at trial.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff prays for judgment as follows:

A. Declaring that Defendants have breached their fiduciary duties as alleged herein;

B. Directing Defendants, jointly and severally, to account for and reimburse all losses and/or damages sustained by holders of the Scudder Funds by reason of the acts and transactions complained of herein;

C. Ordering Defendants and those under their supervision and control to refrain from further violations as are alleged herein and to implement corrective measures that will rectify all such wrongs as have been committed and prevent their recurrence;

D. Awarding the Scudder Funds rescission of their contracts with the Adviser Defendants, including recovery of all fees which would otherwise apply, and recovery of all fees paid to the Adviser Defendants.

E. Awarding pre-judgment and post-judgment interest as allowed by law;

F. Awarding Plaintiff's attorneys' fees, expert fees, consultant fees, and other costs and expenses; and

G. Granting any further relief that this Court may deem just and proper.

JURY DEMAND

Plaintiff respectfully demands a trial by jury.

Dated: June 7, 2004

CHIMICLES & TIKELLIS LLP

By: [signature]
Pamela S. Tikellis I.D. No. 2172
A. Zachary Naylor I.D. No. 4439
One Rodney Square
P.O. Box 1035
Wilmington, DE 19899
Telephone: (302) 656-2500
Facsimile: (302) 656-9053

Of Counsel:

Nicholas E. Chimicles, Esq.
Denise Davis Schwartzman, Esq.
Timothy N. Mathews. Esq.
CHIMICLES & TIKELLIS LLP
361 West Lancaster Ave.
Haverford, PA 19041

Douglas G. Thompson, Jr., Esq.
Donald J. Enright, Esq.
Ali Oromchian, Esq.
FINKELSTEIN, THOMPSON & LOUGHRAN
1050 30th St., NW
Washington, DC 20007
Telephone: (202) 337-8000
Facsimile: (202) 337-8090

Keith Essenmacher, Esq.
LAW OFFICES OF KEITH ESSENMACHER
12055 Elm St.
Birch Run, MI 48415
Telephone: (248) 345-3378

ATTORNEYS FOR PLAINTIFF

EXHIBIT A

Scudder 21st Century Growth Fund
Scudder Aggressive Growth Fun
Scudder Blue Chip Fund
Scudder California Tax-Free Income Fund
Scudder Capital Growth Fund
Scudder Cash Reserves Fund
Scudder Contrarian Fund
Scudder Dynamic Growth Fund
Scudder EAFE® Equity Index Fund
Scudder Emerging Markets Growth Fund
Scudder Emerging Markets Income Fund
Scudder Equity 500 Index Fund
Scudder European Equity Fund
Scudder Fixed Income Fund
Scudder Flag Investors Communications Fund
Scudder Flag Investors Equity Partners Fund
Scudder Flag Investors Value Builder Fund
Scudder Florida Tax-Free Income Fund
Scudder Focus Value And Growth Fund
Scudder Global Biotechnology Fund
Scudder Global Bond Fund
Scudder Global Discovery Fund
Scudder Global Fund
Scudder Gold & Precious Metals Fund
Scudder Greater Europe Growth Fund
Scudder Growth & Income Fund
Scudder Growth Fund
Scudder Health Care Fund
Scudder High Income Fund
Scudder High Income Opportunity Fund
Scudder High Income Plus Fund
Scudder High Yield Tax-Free Fund
Scudder Income Fund
Scudder Intermediate Tax/Amt Free Fund
Scudder International Equity Fund
Scudder International Fund
Scudder International Select Equity Fund
Scudder Japanese Equity Fund
Scudder Large Company Growth Fund
Scudder Large Company Value Fund
Scudder Latin America Fund
Scudder Lifecycle Long Range Fund
Scudder Lifecycle Mid Range Fund
Scudder Lifecycle Short Range Fund

Scudder Managed Municipal Bond Fund
Scudder Massachusetts Tax-Free Fund
Scudder Micro Cap Fund
Scudder Mid Cap Fund
Scudder Municipal Bond Fund
Scudder New Europe Fund
Scudder New York Tax-Free Income Fund
Scudder Pacific Opportunities Fund
Scudder Pathway Conservative Portfolio
Scudder Pathway Growth Portfolio
Scudder Pathway Moderate Portfolio
Scudder PreservationPlus Fund
Scudder PreservationPlus Income Fun
Scudder Retirement Fund Series V
Scudder Retirement Fund Series VI
Scudder Retirement Fund Series VII
Scudder S&P 500 Stock Fund
Scudder Short Duration Fund
Scudder Short Term Bond Fund
Scudder Short Term Municipal Bond Fund
Scudder Small Cap Fund
Scudder Small Company Stock Fund
Scudder Small Company Value Fund
Scudder Strategic Growth Fund
Scudder Target 2010 Fund
Scudder Target 2011 Fund
Scudder Target 2012 Fund
Scudder Target 2013 Fund
Scudder Tax Advantaged Dividend Fund
Scudder Technology Fund
Scudder Technology Innovation Fund
Scudder Top 50 US Fund
Scudder Total Return Fund
Scudder US Bond Index Fund
Scudder US Government Securities Fund
Scudder Worldwide 2004 Fund
Scudder-Dreman Financial Services Fund
Scudder-Dreman High Return Equity Fund
Scudder-Dreman Small Cap Value Fund
Scudder-RREEF Real Estate Securities Fund

EXHIBIT B

VERIFICATION OF PLAINTIFF

I, Thelma Persall the plaintiff in the above styled action declare:
Thelma Persall

I have purchased shares of SCUDDER INVESTMENT Mutual Fund on 1989 and continue to hold such shares. I have reviewed the Complaint and authorized counsel to file the Complaint. This action is not collusive to confer jurisdiction on the United States, which it would not otherwise have.

I declare under penalty of perjury under the laws of the United States that the foregoing is true and correct.

Executed in the state of Michigan Genesee County on the 4/12/04 day of ______________, 2004.

x Thelma Persall

Year-End Account Statement
January 1 - December 31, 2003

INVESTMENTS

CITIGROUP GLOBAL MARKETS INC
FBO THELMA J PERSALL IRA
10326 NICHOLS RD
MONTROSE MI 48457-9174

Fund-Account#	[redacted]
Tax Identification Number	On File
Shareholder Services	(800) 621-1048
ScudderACCESS	(800) 972-3060
Internet Address	www.scudder.com
E-mail Address	info@scudder.com

Your Representative

PARKS ELDRIDGE F
SMITH BARNEY INC
4760 FASHION SQUARE BLVD
SAGINAW MI 48604-2600

Scudder News

This account statement reports all account activity and year-end balances for 2003. Please retain it for your records, as you may need this information for 2003 or future tax returns. We will mail additional tax information, as applicable, in January 2004. From all of us at Scudder Investments - best wishes for a happy, healthy and prosperous new year.

Strategic Income Fund

Class A Fund-Account# 10 -9108493 -8

Personal Performance

Total Return for 01/01/03 - 12/31/03 is: 19.35%
Average Annual Total Return for 12/31/89 - 12/31/03 is: 8.85%

Total return formulas provided by Thomson Financial.


$2,900
$2,440
$1,980
$1,520
$1,060
$600
Dec 1991
Dec 1993
Dec 1995
Dec 1997
Dec 1999
Dec 2001
Dec 2003
Market Value
Net Amount

Market Value as of 12/31/89	+	Additions	-	Reductions	=	Net Amount	+	Change In Value	=	Market Value
$877.31		$0.00		$0.00		$877.31		$1,999.23		$2,876.54

Please see the last page of your statement for the Definition of Terms.

[redacted]

3/10/04

STATE OF ILLINOIS
IN THE CIRCUIT COURT OF THE THIRD JUDICIAL DISTRICT
MADISON COUNTY

ROBERT POTTER, *et al.* Plaintiffs, v. JANUS INVESTMENT FUND, *et. al.* Defendants.	Case No. 2003-L-001254

THE SCUDDER DEFENDANTS' MOTION TO DISMISS THE COMPLAINT

Defendants Scudder International Fund, Inc. ("Scudder International Fund" or "Fund") and its investment advisor Deutsche Investment Management Americas Inc. ("DIMA") (collectively, the "Scudder Defendants"), hereby move to dismiss the Complaint in this action.

Introduction

This Complaint in this case is brought by investors in two mutual funds against the sponsors of those funds and the sponsors' investment advisors. Each plaintiff claims to represent nationwide classes of similarly situated investors which have allegedly been injured by breaches of certain duties allegedly owed to them by defendants regarding the management of these funds and the pricing of their shares.

In this Motion, the Scudder Defendants ask that the claims asserted against them be dismissed in their entirety. This motion is made pursuant to 735 ILCS 2/619.1.

Motion to Dismiss Pursuant to 735 ILCS 5/2-619

1. The Complaint alleges direct injury to the Scudder International Fund, and only indirect injury to plaintiffs by virtue of their status as shareholders in the fund. Plaintiffs

complain that defendants' actions caused injury to the Scudder International Fund, by reducing its assets and increasing its costs, which allegedly diluted the value of plaintiffs' shares. As such, plaintiffs' claims cannot be brought *against* the Scudder International Fund, and could (if valid) only be brought *on behalf of* the fund. Through such a "derivative" action, any recovery plaintiffs obtained would be paid to the fund (to restore the assets that allegedly were taken from it) which would benefit plaintiffs by eliminating the alleged dilution of their shares. Moreover, in the instant case, plaintiffs have not satisfied fundamental requirements for bringing derivative claims under the applicable law of the state of Maryland – that demand be made to fund directors to take action prior to filing suit, or that their Complaint demonstrate that such a demand would have been futile. Plaintiffs have done neither, so their claims must be dismissed.

2. Plaintiffs' claims are preempted by federal law. The Complaint alleges that defendants violated certain duties with respect to the calculation of mutual fund asset values and share prices, which are matters that are governed by the federal Investment Company Act, 15 U.S.C. § 80a-1, *et seq*., and regulations by the United States Securities and Exchange Commission thereunder. *See, e.g.,* 15 U.S.C. §§ 80a-2a(41)(B), 80a-22(c), 80a-38(a). The duties plaintiffs seek to impose on defendants would conflict with this federal statute and the SEC rules, and would interfere with the accomplishment of the objectives of this body of federal law. Any such obligation imposed under state common law is therefore preempted and barred. *Orman v. Charles Schwab & Co.*, 179 Ill. 2d 282, 688 N.E.2d 620, 625 (Ill. 1997). *See also Sprietsma v. Mercury Marine*, 537 U.S. 51, 64 (2002).

Motion to Dismiss Pursuant to 735 ILCS 5/2-615

1. Plaintiffs have no legal basis for the duties they attempt to impose on the Scudder Defendants, and their claims are therefore substantially insufficient in law.

2. Plaintiffs have misjoined both their claims and the defendants in this matter, and the claims asserted by plaintiff Luettinger against the Scudder Defendants must either be dismissed or severed from the claims asserted by plaintiff Potter against the Janus Defendants pursuant to 735 ILCS 5/2-1006.

3. Plaintiffs' claims are not pleaded with sufficient particularity, thereby depriving the Scudder Defendants of a fair opportunity to respond.

The Scudder Defendants further adopt and incorporate by reference the additional arguments and authorities set forth in the Memorandum of Law in support of this Motion being filed contemporaneously herewith.

By this Motion, the Scudder Defendants also adopt and incorporate by reference the arguments included in Sections III B and C in the Memorandum in Support of the Janus Defendants' Motion to Dismiss, also filed with the Court in this matter.

For all the foregoing reasons, the Scudder Defendants respectfully request that the claims against them in this matter be dismissed in their entirety.

Respectfully submitted,

Robert H. Shultz, Jr., #03122739
Richard K. Hunsaker, #06192867
HEYL, ROYSTER, VOELKER & ALLEN, P.C.
Mark Twain Plaza II, Suite 100
103 West Vandalia Street
P.O. Box 467
Edwardsville, IL 62025
(618) 656-4646

Attorneys for Defendant Scudder International Fund, Inc. and Defendant Deutsche Investment Management Americas Inc.

OF COUNSEL:

John Donovan
ROPES & GRAY LLP
One International Place
Boston, MA 02110
(617) 951-7000

Counsel for Defendant Scudder International Fund, Inc.

Christopher P. Hall
Randi B. Pincus
MORGAN, LEWIS & BOCKIUS, LLP
101 Park Avenue, 44th Floor
New York, New York 10178
(212) 309-6000

Counsel for Defendant Deutsche Investment Management Americas Inc.

Date: March 10, 2004

CERTIFICATE OF SERVICE

I hereby certify that on March 10, 2004, copies of the foregoing Motion were served by first class mail, postage prepaid, upon the following:

Stephen M. Tillery
10 Executive Woods Court
Swansea, IL 62226

George A. Zelcs
Three First National Plaza
70 West Madison, Suite 660
Chicago, IL 60602

Law Offices of Klint Bruno
Klint Bruno
1131 Lake Street
Oak Park, IL 60301

Mark A. Perry
Gibson, Dunn & Crutcher LLP
1050 Connecticut Ave., N.W.
Washington, D.C. 20036

Gordon R. Broom
Gary A. Meadows
Burroughs, Hepler, Broom
MacDonald, Hebrank & True, LLP
103 West Vandalia St., Ste. 300
Edwardsville, IL 62025

[signature]
HEYL, ROYSTER, VOELKER & ALLEN

7184331.1

3/10/04

STATE OF ILLINOIS
IN THE CIRCUIT COURT OF THE THIRD JUDICIAL DISTRICT
MADISON COUNTY

ROBERT POTTER, *et al.*	)
Plaintiffs,	)
v.	) Case No. 2003-L-001254
JANUS INVESTMENT FUND, *et. al.*	)
Defendants.	)

MEMORANDUM OF LAW IN SUPPORT OF THE SCUDDER DEFENDANTS' <u>MOTION TO DISMISS THE COMPLAINT</u>

Defendants Scudder International Fund, Inc. ("Scudder Fund" or "Fund") and its investment advisor Deutsche Investment Management Americas Inc. ("DIMA") (together, the "Scudder Defendants"), hereby submit this Memorandum of Law in support of their Motion Dismiss the Complaint in this action.

<u>Introduction</u>

This case was filed in this Court on September 16, 2003. Styled as a class action, the Complaint names as defendants two management investment companies, commonly called mutual funds, and their respective investment advisors: the Scudder International Fund and its investment advisor, DIMA, and the Janus Investment Fund and its investment advisor, Janus Capital Management LLC (the "Janus Defendants").

The named plaintiffs are two individuals, each of whom is alleged to own shares in one of these funds. Plaintiff Robert Potter, a resident of Madison County, Illinois, is alleged to own shares in the Janus Overseas Fund, a series of defendant Janus Investment Fund, while plaintiff

Dorothy Luettinger, a resident of Clinton County, Illinois, is alleged to own shares in defendant Scudder International Fund ("Scudder International"), a series of defendant Scudder International Fund, Inc. (Compl. ¶¶ 1, 2, 7, 8).

The Complaint alleges that defendants breached certain common law duties owed to the plaintiffs by failing to make daily adjustments to the values of the foreign securities held by the funds based upon movements in United States and foreign securities markets. (Compl. ¶¶ 33-40, 56, 60, 69, 73). According to plaintiffs, the failure to make these adjustments when the mutual funds' net asset value ("NAV") was calculated each day created opportunities for short-term "market timers" to purchase shares at a "discount" and redeem them at a "premium," thereby diluting the funds' assets and harming long term shareholders. (*Id.*)

On October 23, 2003 all defendants removed this case to the United States District Court for the Southern District of Illinois. On December 9, plaintiffs filed a Motion to Remand the case to this Court. On February 3, 2004, while plaintiffs' Motion to Remand was pending, the Scudder Defendants filed a Motion to Dismiss the Complaint in its entirety. On February 9, 2004, the federal district court remanded the case to this Court, and denied as moot the Scudder Defendants' Motion to Dismiss.

In this Motion, the Scudder Defendants ask that the claims asserted against them be dismissed in their entirety. The grounds for this relief are as follows:

1. The Complaint alleges direct injury to Scudder International, and only indirect injury to plaintiffs by virtue of their status as shareholders in that fund. Accordingly, the claims alleged in the Complaint must be brought, if at all, as shareholder derivative claims. Moreover, as derivative claims, plaintiffs fail to satisfy the fundamental requirements for bringing such claims under the applicable law of the state of Maryland –

that demand be made to Fund directors to take action prior to the commencement of litigation, or that the Complaint demonstrate that demand on Fund directors would have been futile. Plaintiffs have done neither, and they therefore lack standing to assert their claims at this time.

2. Plaintiffs' claims are preempted by federal law. The Complaint alleges that defendants violated certain duties with respect to the calculation of mutual fund asset values and share prices, which are matters that are governed by federal law. The duties plaintiffs seek to impose on defendants would conflict with this law, and interfere with the accomplishment of its objectives, and are therefore preempted.

3. Plaintiffs have no legal basis for the duties they attempt to impose on the Scudder Defendants, and their claims are therefore substantially insufficient in law.

4. Plaintiffs have misjoined both their claims and the defendants in this matter, and the claims asserted by plaintiff Luettinger against the Scudder Defendants must either be dismissed or severed from the claims asserted by plaintiff Potter against the Janus Defendants.

5. Plaintiffs' claims are not pleaded with sufficient particularity, thereby depriving the Scudder Defendants of a fair opportunity to respond.

For all these reasons, the Scudder Defendants respectfully request that the claims against them in this matter be dismissed in their entirety.

ARGUMENT

I. Plaintiff Luettinger's Claims Against The Scudder Defendants Are Derivative Claims, Which Plaintiff Lacks Standing To Bring, And Therefore Must Be Dismissed Pursuant To 735 ILCS 5/2-619.

Plaintiff's Luettinger's claims, which are fashioned as direct claims brought on behalf of individual shareholders of Scudder International, should be dismissed because they may only be brought, if at all, derivatively on behalf of the fund itself. The claims are, in fact, based wholly on allegations that Scudder International was damaged by defendants' alleged mismanagement, to the purported detriment of shareholders in the fund. In addition, because plaintiffs have not alleged that they demanded the board of the Scudder Fund to bring this action, or that doing so would be futile, they lack standing to bring any such claim in this or any other court.

A. **Plaintiffs' Claims Are Derivative, Not Direct.**

Whether a shareholder suit is properly brought as a direct or derivative action is determined by the law of the state of incorporation of the defendant corporation. *Kennedy v. Venrock Associates*, 348 F.3d 584, 589 (7th Cir. 2003); *Bagdon v. Bridgestone/Firestone, Inc.*, 916 F.2d 379, 382 (7th Cir. 1990). Defendant Scudder Fund is a Maryland corporation, (Compl. ¶ 5), so the law of that state dictates whether plaintiff Luettinger's claims here are properly pleaded as direct claims *against* the Fund, or derivative claims on *behalf* of the Fund.[1]

In order to assert a direct claim under Maryland law, a shareholder must allege an injury that is "primarily or necessarily a damage to the stockholder." *See Danielewicz v. Arnold*, 769 A.2d 274, 283 (Md. 2001) (injury to shareholder based upon dilution of her majority interest in company could not be asserted as individual action). Injuries to the corporation itself, which injure shareholders *indirectly*, based on their ownership of stock in the corporation, must be brought by the corporation itself, or by shareholders derivatively on its. *Id.* ("It is a general rule that an action at law to recover damages for an injury to a corporation can be brought only in the name of the corporation itself acting through its directors, and not by an individual stockholder though the injury may incidentally result in diminishing or destroying the value of the stock.").

---

1 While DIMA is a Delaware corporation, (Compl. ¶ 6), it is not the entity in which Ms. Luettinger owns shares. Also, Maryland and Delaware use the "same basic approach . . . to derivative status." *Kennedy*, 348 F.3d at 590.

See also In re Merrill Lynch & Co. Research Reports Sec. Litig., 272 F. Supp. 2d 243, 260 (S.D.N.Y. 2003) (dismissing claim brought directly rather than derivatively under Maryland law where plaintiff shareholder had not sustained "any injury distinct from that allegedly inflicted upon an investment company"); *O'Donnell v. Sardegna*, 646 A.2d 398, 403 (Md. 1994) (subscribers to health care plan could not bring mismanagement claims directly on their own behalf); *Tafflin v. Levitt*, 608 A.2d 817, 820 (Md. App. 1992) (individual claims of savings and loan depositors dismissed where plaintiffs did not allege damages distinct from the injury of the company and all other depositors).

In the instant case, plaintiffs seek damages resulting *solely* from the decline in value of the shares of Scudder International. (Compl. ¶¶ 34, 35, 37, 38). Plaintiffs allege that defendants failed to properly value the stocks held by the fund, which allowed "market timers" to buy at a "discount" and sell at a "premium," thereby *diluting the assets of the fund*, causing the performance of the *fund* to suffer, and causing the *fund* to incur higher costs. (Compl. ¶¶ 34-35, 38, 40). Hence, the *only* damages plaintiffs seek are based upon these purported injuries to Scudder International *itself* which, if anything, caused fund shareholders only indirect injury through a reduction in the value of their shares.

Claims such as this are derivative. Plaintiffs seek to recover for *indirect* losses they allegedly suffered from the purported mismanagement of the fund. Plaintiffs do not allege any injury distinct from the injury sustained by the fund, *see Tafflin*, 608 A.2d at 820, they only allege harm to the assets of the fund itself, which allegedly damaged them by virtue – and in direct proportion to – their ownership of fund shares. *See In re Merrill Lynch & Co.*, 272 F. Supp. 2d at 260. As the Maryland Court of Special Appeals explained in *Danielewicz*, even "though the injury may incidentally result in diminishing or destroying the value of the stock," an injury to a corporation can be redressed only derivatively. *Danielewicz*, 769 A.2d at 283. *See also Kramer v. Western Pacific Industries, Inc.*, 546 A.2d 348, 351 (Del. 1988) (individual action requires that plaintiff "be injured directly or independently of the corporation" and not merely as an owner of stock) (Delaware law).

While the Complaint alleges that plaintiffs' injuries resulted from the ability of market timers to profit "at the expense of fellow shareholders," (Compl. ¶ 37), this assertion does not change the key fact that the injury plaintiffs sustained was, if anything, an indirect one, and resulted solely from their ownership of fund shares. In fact, plaintiffs admit as much when they assert in the Complaint that defendants' actions resulted in a "transfer of wealth" from the plaintiffs through the *dilution of the value of their shares*. (*Id*). That injury necessarily affects all shareholders in the fund, and cannot constitute the basis for a direct claim. *Danielewicz*, 769 A.2d at 283 (dilution of shareholder's majority interest in corporation's stock did not justify direct individual action); *see also Lapidus v. Hecht*, 232 F.3d 679, 683 (9th Cir. 2000) (mutual fund investors have no direct claim where "the only injury to the shareholder is the indirect harm which consists of the diminution in the value of his or her shares") (Massachusetts law).

This result is consistent with decisions of Illinois courts involving the law of other jurisdictions. For example, in *Lipman v. Batterson*, 316 Ill. App. 3d 1211, 738 N.E.2d 623 (2000), the court of appeals applied settled rules for determining whether a claim is derivative or direct under Delaware law. The court observed: "[t]o have standing to sue individually, plaintiffs must allege an injury separate and distinct from other shareholders, or a wrong involving a contractual right of a shareholder that exists independently of any right of the corporation." 738 N.E.2d at 627. *See also Spillyards v. Abboud*, 278 Ill. App. 3d 663, 662 N.E.2d 1358 (1996) (dismissing claim under Delaware law).

Previously in this case, the federal court ruled that plaintiffs' claims were not derivative in nature. *Potter v. Janus Investment Fund*, No. 03-CV-0692-DRH (S.D. Ill. Feb. 9, 2004). Yet, because the *only* harm claimed by plaintiffs in this case is a reduction in the value of their shares, by virtue of actions that allegedly diluted the assets of Scudder International, plaintiffs' case is *necessarily* derivative in nature. As plaintiffs assert, direct injury to fund assets and performance causes a dilution of fund assets, which indirectly causes a purported decline in the value of plaintiffs' shares. (Compl. ¶¶ 35, 37, 38). To the extent any claim arises out of these allegations, that claim belongs to the Scudder Fund, and to its shareholders only derivatively. *See Strougo v. Bassini*, 282 F.3d 162, 174-75 (2d Cir. 2002); *Kramer*, 546 A.2d at 353.[2]

Accordingly, plaintiffs lack standing to assert such claims directly and the Complaint should be dismissed. *See Merrill Lynch*, 272 F. Supp. 2d at 261 (dismissing claim that could not be maintained by plaintiff directly).

B. Plaintiffs' Claims Must Be Dismissed Because The Complaint Does Not Allege That A Demand Was Made Or Would Be Futile

Plaintiffs also lack standing to bring their claims derivatively because they have failed to comply with any of the legal requirements for initiating a derivative action. The law of the state

---

2 The federal district court relied on both *Strougo* and *Kramer* in holding that plaintiffs' claims were direct, not derivative. These cases, however, support the opposite result. In *Strougo*, plaintiffs challenged the actions of a closed end mutual fund in offering new shares to existing shareholders. Plaintiffs claimed that, by not participating, they suffered injury because the relative value of their holdings declined. *Struogo*, 282 F. 3d at 166. The court of appeals found that this form of injury could be redressed through direct action because the alleged injuries "do *not* derive from a reduction in the value of the Fund's assets or any other injury to the Fund's business. Indeed . . . the acts that allegedly harmed the shareholders *increased* the Fund's assets." *Id.* at 175 (emphasis in original). By contrast, the court of appeals found that transaction costs associated with the offering, which "decrease share price primarily because they deplete the corporation's assets," are "precisely the type of injury to the corporation that can be redressed under Maryland law only through a suit brought on behalf of the corporation." *Id.* at 174. *See also Kramer*, 546 A.2d at 353 (alleged mismanagement that reduces stock value is a wrong to the corporation that may be redressed only through derivative action).

of incorporation also controls on these issues. *Kamen v. Kemper Fin. Services, Inc.*, 939 F.2d 458, 459 (7th Cir. 1991) (applying Maryland law).

Under Maryland law, a precondition to instituting a derivative suit is that "'the complaining stockholder [ ] make demand upon the corporation itself to commence the action, and show that this demand has been refused or ignored.'" *Werbowsky v. Collomb*, 766 A.2d 123, 135 (Md. 2001) (quoting *Parish v. Maryland & Virginia Milk Producers Ass'n*, 242 A.2d 512, 544 (Md. 1968)); *see also Danielewicz*, 769 A.2d at 289 (substantive demand requirement applies to Maryland actions). Plaintiffs here allege no such demand.

Maryland law recognizes a limited exception to the demand requirement, where a demand would be futile. *See Kamen*, 939 F.2d at 460; *Olesh v. Dreyfus Corp.*, No. CV-94-1664 (CPS), 1995 WL 500491, at *8 (E.D.N.Y. Aug. 8, 1995); *Werbowsky*, 766 A.2d at 135; *Danielewicz*, 769 A.2d at 291. Maryland courts have emphasized that the pre-suit demand requirement is "not merely a pleading requirement, but, through incorporation of State law, a substantive one." *See Werbowsky*, 766 A.2d at 134 (citing *Kamen v. Kemper Fin. Servs.*, 500 U.S. 90, 95-97 (1991)).

The Maryland Court of Appeals has held that, because directors enjoy the benefit and protection of the business judgment rule, and because directors are presumed to "act properly and in the best interest of the corporation," the futility exception is very limited and demand will be excused only if a plaintiff can clearly demonstrate that demand would be futile. *Werbowsky*, 766 A.2d at 144. The court held that a complaint must allege, "in a very particular manner":

> either that (1) a demand, or a delay in awaiting a response to a demand, would cause irreparable harm to the corporation, or (2) a majority of the directors are so personally and directly conflicted or committed to the decision in dispute that they cannot reasonably be expected to respond to a demand in good faith and within the ambit of the business judgment rule.

Id. See also Grill v. Hoblitzell, 771 F. Supp. 709, 711 n.2 (D. Md. 1991) (demand excused where directors "are dominated and controlled by persons who are alleged to be guilty of the misconduct alleged"); *Kamen*, 939 F.2d at 461 (futility requires proof of director wrongdoing).

The Complaint does not and cannot allege that a demand was made on the directors of the Scudder International Fund to address the issues raised in the Complaint prior to the filing of this action. Nor does the Complaint allege a single fact indicating that a demand was not made because it would have been futile. The Complaint does not name any of the Scudder Defendants' directors as defendants, allege that the directors were engaged in any wrongdoing, or allege that a majority of the directors are conflicted or committed to the decisions set forth in the Complaint to such an extent that they could not reasonably be expected to respond to a demand in good faith.

Absent such allegations, plaintiffs lack standing to bring their claims and the Complaint should be dismissed. *See Werbowsky*, 766 A.2d at 145 ("if the complaint fails to allege sufficient facts which, if true, would demonstrate the futility of a demand, it is entirely appropriate to terminate the action on a motion to dismiss").

II. Plaintiffs' Claims Are Preempted By Federal Law, And Must Be Dismissed Pursuant to 735 ILCS 5/2-619.

The valuation of stocks held by a mutual fund, and the pricing of mutual fund shares, are matters extensively regulated by federal statute and regulation. Plaintiffs seek to impose duties on defendants that would conflict with those requirements and interfere with the accomplishment of their objectives. Plaintiffs' claims are therefore preempted and should be dismissed.

A. Federal Law Governs Mutual Fund Valuation And Pricing.

In 1940 Congress adopted the Investment Company Act ("ICA") to impose a system of federal regulation on the nation's mutual fund industry. 15 U.S.C. § 80a-1. Congress delegated broad authority to the SEC to regulate the business practices of mutual funds, *see United States v. NASD, Inc.*, 422 U.S. 694, 704-05 (1975), including the valuation of investments and the pricing of shares. 15 U.S.C. §§ 80a-2a(41)(B), 80a-22(c), 80a-38(a).

Since 1964 the SEC has exercised its authority to prescribe standards for valuing the investments held by mutual funds and the prices at which they offer shares for sale to the public. *See* 29 Fed. Reg. 19,101 (Dec. 30, 1964). Among other things, these standards require that mutual fund shares be purchased and sold at a prices based on the current net asset value ("NAV") of the funds, and that mutual funds calculate their NAV not less than once daily, Monday through Friday, at a time established by a fund's board of directors. 17 C.F.R. §§ 270.2a-4, 270.22c-1, 270.22e-2, *see also* 15 U.S.C. § 80a-22(c). Significantly, while the SEC considered requiring mutual funds to recalculate NAV twice each day, the agency expressly declined to do so. *See Time of Pricing, Inv. Co. Act*, Release No. IC-5519, 1968 WL 87057, at *2 (Oct. 16, 1968); *Time of Pricing, Inv. Co. Act*, Release No. IC-5413, 1968 WL 86955, at *3 (June 25, 1968).

Pursuant to the ICA, the SEC requires that securities in mutual fund portfolios, for which market quotations are readily available, are to be valued at current market value. *See* 15 U.S.C. § 80a-2(a)(41)(B). Other securities and assets, for which market quotations are not readily available, "shall be valued at fair value as determined in good faith by the board of directors of the registered company." 17 C.F.R. § 270.2a-4(a)(1). Thus, both the statute and controlling SEC regulations create a presumption for valuing portfolio securities using market quotations, when such quotations are readily available. *Id.* Only when such quotations are not readily available should funds use other, "fair value" methods to price their securities. *Id.* Indeed, according to the SEC, where market quotations are readily available, "funds are not permitted to ignore these quotations and fair value price the securities." Inv. Co. Inst., *SEC No-Action Letter*, 2001 WL 436249, at *7 (Apr. 30, 2001) ("2001 SEC Letter"); *see also* Inv. Co. Inst., *SEC No-Action Letter*, 1999 WL 1143310, at *2 (Dec. 8, 1999) ("1999 SEC Letter").[3]

In adopting these standards, the SEC explicitly recognized that foreign markets generally operate at different times than United States markets, and that closing prices of securities on foreign exchanges can be 12-15 hours old when a domestic fund calculates its NAV. *See* 2001 SEC Letter, at *1-2. Yet the agency did not conclude from that fact – as plaintiffs in this case insist – that funds have an obligation to revalue their portfolio securities each day in relation to the upward or downward movements in domestic stock exchanges. (Compl. ¶¶ 33-35, 39). In fact, to the contrary, the SEC stated that if during this time interval a "significant event" occurs, which causes the closing prices of foreign securities to not reflect their market values at the time the fund's NAV is calculated, and market quotations are not readily available that factor in these developments, then, and only then, should an investment be priced using alternative, fair value methods. *See* 2001 SEC Letter, at *3-4. As a result, the mere passage of time after a foreign market closes and before NAV is set is **not itself** a "significant event" that triggers the obligation to use of fair value pricing techniques, and the SEC does **not** require mutual funds to use such techniques every day.

The SEC has also stated that mutual funds should monitor for "significant events" that might require the use of fair value pricing, and establish criteria for determining whether market quotations are available. *See* 2001 SEC Letter, at *4. The agency has further said that while "significant fluctuations in domestic or foreign markets may constitute a significant event," *id.*,

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3 Among the tools used by the SEC to regulate the mutual fund industry are letters prepared by SEC legal counsel, which set forth the agency's "views on the obligations of funds and their directors under the Investment Company Act of 1940." 2001 SEC Letter, at *1.

"the specific actions a board must take will vary, depending on the nature of the particular fund, the context in which the board must fair value price, and the pricing procedures adopted by the board." *Id.* at *6.

In sum, the SEC has specifically recognized that different market closing times create the *potential* that mutual fund share prices may not accurately reflect the value of portfolio investments. Yet, the agency has expressly declined to order mutual funds to use fair value or any other techniques to calculate NAV and price fund shares on a daily basis. To the contrary, the SEC has instructed mutual funds to employ fair valuation techniques if "significant events" occur that cast doubt on the accuracy of those quotes – including "significant fluctuations in domestic or foreign markets" – but otherwise to use closing prices on the exchanges where portfolio securities are traded.

B. Plaintiffs' Alleged Duties Conflict With Federal Law And Would Prevent The Accomplishment Of Its Objectives.

State law claims are preempted when "'it is impossible for a private party to comply with both state and federal requirements . . . or where state law stands as an obstacle to the accomplishment and execution of the full purposes and objectives of Congress.'" *Boomer v. AT&T Corp.*, 309 F.3d 404, 417 (7th Cir. 2002) (citing *Freightliner Corp. v. Myrick*, 514 U.S. 280, 287 (1995)); *see also Time Warner Cable v. Doyle*, 66 F.3d 867, 875 (7th Cir. 1995). State law may also be preempted if it conflicts with, or stands as an obstacle to, federal regulations. *See Capital Cities Cable, Inc. v. Crisp*, 467 U.S. 691, 699 (1984); *Time Warner Cable*, 66 F.3d at 875. Where such a conflict exists, the Supremacy Clause of the United States Constitution requires that the federal law or regulation supplants the state law. *Orman v. Charles Schwab & Co.*, 179 Ill. 2d 282, 688 N.E.2d 620, 625 (Ill. 1997).

Plaintiffs' claims in this case are preempted because the duties they seek to impose on defendants would conflict with and constitute an obstacle to the purpose and objectives of the ICA and the SEC's regulations. *See Sprietsma v. Mercury Marine*, 537 U.S. 51, 64 (2002) (implied conflict preemption where it is impossible for a defendant to comply with both state and federal requirements); *Boomer*, 309 F.3d at 417 (preemption exists where "state law stands as an obstacle to the accomplishment and execution of the full purposes and objectives of Congress"); *Time Warner Cable*, 66 F.3d at 875 (same). Specifically, while plaintiffs insist that the Scudder Defendants have a common law duty to use non-market, fair value methods to compute NAV each day, the SEC has instructed mutual funds to use these alternative methods only when a "significant event" has occurred that renders the market price "not readily available," but otherwise to use market quotes to determine NAV. The Scudder Defendants cannot do what plaintiffs assert and remain faithful to the SEC rules, and if they did it would undermine the intent of the SEC that market prices continue to be the preferred basis for valuing portfolio securities.

Plaintiffs' claims are therefore preempted. For example, in *Guice v. Charles Schwab & Co.*, 674 N.E.2d 282 (N.Y. 1996), the New York Court of Appeals held that judging brokerage firm "order flow payments" (accepting fees for directing transactions to particular brokers) under state law fiduciary duty standards would defeat the purpose of Congress in enacting the Securities Exchange Act of 1934 ("Exchange Act") of "enabling the SEC to develop and police [a] 'coherent regulatory structure' for a national market system." *Id.* at 290. The court explained that unless such claims were preempted, broker-dealers would have "to tailor their disclosures to each State's common-law agency jurisprudence, and the carefully crafted SEC disclosure requirements would have little, if any, influence." *Id.*

Following *Guice*, the Illinois Supreme Court reached the same conclusion: common law breach of fiduciary duty and breach of contract claims are preempted when they conflict with the purposes and objectives of the Exchange Act. *Orman*, 688 N.E.2d at 620. In that case, plaintiffs argued against preemption on the basis that, when Congress adopted the Exchange Act, it envisioned that both state and federal law would continue to regulate the securities markets, and because the Exchange Act did not expressly preempt state regulation of securities brokers. *Id.* The Illinois Supreme Court rejected those arguments, finding that application of state common law standards to brokers in this context would still interfere with the "accomplishment and execution of the full purposes and objectives of Congress, as manifested in the language, structure and underlying goals of the statute at issue." *Id.* at 625.

Similarly, in *Geier v. American Honda Motor Co.*, 529 U.S. 861 (2000), the United States Supreme Court held that state law negligence claims based upon the absence of an airbag in plaintiff's car were preempted because Congress had affirmatively decided ***not*** to require airbags in all instances. The Court therefore held that a state law tort suit premised upon the absence of an airbag would stand as an obstacle to federal objectives. *Id.* at 882.

In the instant case, federal law creates and controls the obligations of mutual funds with respect to valuation and pricing. That law does not require daily "fair market" revaluation or pricing, and implicitly prohibits it. Imposing such an obligation on defendants – and holding them liable for not conforming to this practice previously – would therefore interfere with the federal regulatory framework and subject defendants to conflicting legal obligations. *See, e.g.*, *Mopex, Inc. v. Chicago Stock Exchange, Inc.*, No. 01 C 302, 2003 WL 715652, at *6 (N.D. Ill. Feb. 27, 2003) (state law claim for conspiracy to infringe patent conflicted with congressional intent for federal patent law to draw liability line and stipulate amount of damages); *Scherz v.*

South Carolina Ins. Co., 112 F. Supp. 2d 1000, 1009 (C.D. Cal. 2000) (enforcement of state law standard of "substantial compliance" with insurance policy defeats federal objective that insurers receive profit only through "strict compliance" with regulations).

Accordingly, plaintiff Luettinger's claims against the Scudder Defendants are preempted by prevailing federal law and should be dismissed.

III. The Complaint Is Substantially Insufficient In Law, And Must Be Dismissed Pursuant To 735 ILCS 5/2-615.

The core allegation in plaintiffs' Complaint is that defendants "failed to make daily adjustments" in Scudder International's NAV "based upon positive correlations between upward and downward movements in United States and foreign markets," thereby allowing short term market timers to buy fund shares at a "discount," sell them at a "premium," and dilute fund assets. (Compl. ¶¶ 33-40). As discussed above, plaintiffs' claims based on this allegation are preempted by federal law. This claim should also be dismissed, however, because plaintiffs have failed to plead any valid basis for establishing a common law duty on the part of the Scudder Defendants to make such daily adjustments in fund NAV.

A. There Is No Basis To Assert A Common Law Duty Of Daily "Fair Valuation" On The Scudder Defendants

Illinois law requires that a complaint must "allege facts, not mere conclusions. Although pleadings are to be liberally construed, this rule does not relieve a plaintiff of the duty to include substantial factual allegations in his complaint." *Campbell v. Haiges*, 152 Ill. App. 3d 246, 504 N.E.2d 200, 204 (1987) ("a complaint for negligence must set out facts which establish a duty owed by defendant to plaintiff"). In fact, to state a claim for negligence, plaintiffs are obligated to specify the standards upon which defendants' supposed duty to plaintiffs was based. *See Boylan v. Martindale*, 103 Ill. App. 3d 335, 431 N.E.2d 62, 72 (1982) ("failure to particularize or specify the 'standards of design and engineering'" upon which negligence claim was based made plaintiff's allegations of duty "merely conclusory and insufficient to withstand a motion to dismiss").

Plaintiffs provide no such facts in their Complaint. While plaintiffs vaguely refer to "applicable published regulations," (Compl. ¶ 59, 72), the federal statute and rules that govern in this area do not, as discussed above, require any "daily adjustments" to either mutual fund NAV or share price based on movements in domestic securities markets. *See, e.g.,* 17 C.F.R. §§ 270.2a-4, 270.22c-1. Moreover, the mere existence of these regulations, regardless of what they say, is insufficient to create any common law duty under which defendants could be held liable here. *See, e.g., Merrill v. Trump Indiana, Inc.*, 320 F.3d 729, 732 (7th Cir. 2003).

Plaintiffs also offer the conclusory allegation that defendants were required to act according to standards "used by reasonably well-qualified members of the [investment management] profession." (Compl. ¶ 54). Yet such an allegation, which is not tied in any manner to the particular conduct alleged by plaintiffs, is also insufficient as a matter of law. *See Mississippi Meadows, Inc. v. Hodson*, 13 Ill. App. 3d 24, 299 N.E.2d 359, 361 (1973) (negligence claim against architect, based on allegation of duty to exercise ordinary and reasonable skill usually exercised by one in that profession, held insufficient).

B. Under Maryland Law, No Breach Of Fiduciary Duty Claim Lies Against The Scudder Fund

Plaintiffs in this case have sued the Fund itself – not its directors or officers – for supposed management failures, and they seek to apply a negligence standard – rather than the business judgment rule – to evaluate those alleged failures. Plaintiffs allege no facts and offer no theory to support these claims or establish that the Fund is a proper party to this case.

Under Maryland law, the directors and officers of a corporation owe fiduciary duties to both the corporation and the corporation's shareholders, *see Strougo*, 282 F.3d at 173, and their management decisions will be measured against the business judgment rule. *Id.*; *see also Sadler v. Dimensions Healthcare Corp.*, 836 A.2d 655 (Md. 2003); Md. Corp. Code § 2-405.1 (duties of directors). Yet Maryland law has not imposed any such duties on corporations themselves, or allowed shareholders to sue corporations directly for any breaches of such duties. *See PPI Enterprises, Inc. v. Del Monte Foods Co.*, 2000 WL 1425093, at *10 (D. Md. 2000) (dismissing breach of fiduciary duty claim against corporation because Maryland courts have not recognized such a cause of action). Other courts considering this issue have also refused to create such duties or causes of action. *See Howe v. Bank Int'l Settlements, Inc.*, 194 F. Supp. 2d 6, 28 (D. Mass. 2002) (citing cases); *State Teachers Retirement Board v. Fluor Corp.*, 566 F. Supp. 939, 944 (S.D.N.Y. 1982) (citing cases). This court should not recognize such a cause of action when the Scudder Fund's forum state does not. *PPI Enterprises*, 2000 WL 1425093, at * 10; *Fluor*, 556 F. Supp. at 944.[4]

For these reasons the Complaint is substantially insufficient in law and must be dismissed.

IV. Plaintiff Luettinger's Claims Against The Scudder Defendants Are Improperly Joined With The Claims Against The Janus Defendants, And Should Be Dismissed Under 735 ILCS 5/2-615, Or Severed Under 735 ILCS 5/2-1006.

As a general rule, a plaintiff is the master of his own complaint, and may join as many claims as he has against a defendant, or as many defendants as he has claims against, in one case. Nothing, however, entitles two different plaintiffs, with separate claims against two different defendants, from joining together to assert those claims against those defendants, where the

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[4] In a derivative suit it is permissible for a shareholder to sue a corporation for management failures, at least in a nominal capacity. *See, e.g., Smith v. Sperling*, 354 U.S. 91, 96-98 (1957) (citizenship of corporate defendant ignored for diversity purposes because corporation sued in nominal capacity only); *Abrams v. Koether*, No. 90 C 3204, 1990 WL 84536, at *1 (N.D. Ill. June 11, 1990) (same). In this case, however, plaintiffs insist their claims are direct, not derivative.

result would defeat the interests of judicial economy and trial convenience. In such cases, the misjoined claims and defendants should be dismissed under 735 ILCS 5/2-615(a), or severed under 735 ILCS 5/2-614(b). *See Rodriguez v. Credit Systems Specialists, Inc.*, 17 Ill. App. 2d 606, 308 N.E.2d 342, 347-48 (1974) (case may be dismissed if plaintiffs misjoined).

A. <u>This Case Should Be Dismissed For Improper Joinder</u>

Permissive joinder of multiple plaintiffs and defendants is governed by the Illinois Code of Civil Procedure. 735 ILCS 5/2-404, 5/2-405. Under these provisions, according to the Illinois Supreme Court, "[j]oinder of multiple plaintiffs and of multiple defendants now depends broadly upon the assertion of a right to relief, or a liability, arising out of the same transaction or series of transactions and the existence of a common question of law or fact." *Johnson v. Moon*, 3 Ill. 2d 561, 121 N.E.2d 774, 777 (1954). Accordingly, a prerequisite for joining multiple plaintiffs with claims against different defendants is that "the claims arise out of closely related 'transactions.'" *Boyd v. Travellers Ins. Co.*, 166 Ill. 2d 188, 652 N.E.2d 267, 272 (1995).

In this case, plaintiffs cannot meet this requirement. Plaintiff Luettinger's claims against the Scudder Defendants arise out of a transaction or transactions entirely separate and distinct from the transactions allegedly giving rise to plaintiff Potter's claims against the Janus Defendants. Each plaintiff asserts claims based on their ownership of a different mutual fund, alleging that the fund and its manager negligently or willfully took actions that harmed the value of the respective plaintiff's investment. Neither plaintiff makes any claim against the other mutual fund or its manager.

Plaintiff Luettinger's sole contention in this case is that the Scudder Defendants breached certain duties to her and the other members of the class she purportedly represents. She claims that the Scudder Defendants took certain actions, adopted certain policies, and followed certain practices with respect to the valuation of securities in the portfolio of the Scudder International

Fund and the pricing of the shares in that Fund. She makes no allegations about the Janus Defendants, just as plaintiff Potter makes none about the Scudder Defendants. The Complaint does not allege any contractual relationship between or among any of the plaintiffs and defendants, or any collusive behavior or joint action by defendants against the plaintiffs. Nor does either plaintiff claim that the actions, policies or practices of one mutual fund were the same as those of the other.

For this very reason, the claims of plaintiff Luettinger are pleaded in counts that are separate from those pleaded by plaintiff Potter, and the claims of each are expressly founded on allegations of separate and distinct wrongdoing by each mutual fund and its advisor. Plaintiff Luettinger, for example, claims the Scudder Defendants "breached their duties of due care owed to Plaintiff Luettinger and similarly situated owners of the Scudder International Fund . . . ." (Compl. ¶ 69). She further claims that, based these breaches, she and the rest of the class she purportedly represents are entitled to "judgment in their favor and against [the Scudder Defendants]." (Compl. ¶ 70). There is no allegation that the Scudder Defendants breached any duties to shareholders in the Janus Overseas Fund, or that the Janus Defendants breached any duties to plaintiff Luettinger. At trial, the evidence pertaining to plaintiff Luettinger's claims against the Scudder Defendants will have nothing to do with the evidence pertaining to plaintiff Potter's claims against the Janus Defendants.

Allegations that different defendants engaged in separate conduct affecting different plaintiffs do not constitute the "same transaction or series of transactions" required for joinder. Whether the defendants are in the same industry, or are accused of harming the plaintiffs in similar ways, is not enough to allow claims to be joined in one action. *See, e.g., Rodriguez*, 308 N.E.2d at 347-48 (plaintiffs not permitted to join claims against different defendants where defendants' alleged misrepresentations, although similar, were not identical and not made at same time, and each plaintiff had separate contract with separate defendant); *see also Dorsey v. Material Service Corp.*, 9 Ill. App. 2d 428, 133 N.E.2d 730, 731 (1965) (plaintiff not permitted to join claims against four different quarry operators for damage to nearby property where quarries engaged in separate acts and practices). The claims in this case are therefore misjoined and should be dismissed. *See also Gibbs v. Harmony Systems, Inc.*, 44 Ill. App. 37, 194 N.E.2d 369, 373-74 (1963) (case dismissed where different plaintiffs simply "lump[ed] together" separate claims against separate defendants).

B. Plaintiff Luettinger's Claims Should Be <u>Severed From Plaintiff Potter's Claims.</u>

While dismissal of this case is warranted for misjoinder of parties and claims, the Court at a minimum should sever the claims of plaintiff Luettinger from the claims of plaintiff Potter. Severing these claims would be "an aid to convenience . . . [and could] be done without prejudice to a substantial right." 735 ILCS 5/2-1006; *see also Carter v. Chicago & Illinois Midland Railway Co.*, 199 Ill. 2d 296, 518 N.E.2d 1031, 1035 (1988) (section 2-1006 allows court to sever claims, thereby creating separate actions).

In this case, severance of plaintiff Luettinger's claims against the Scudder Defendants would not prejudice the substantial rights of any party, and would clearly assist all parties and the Court in resolving plaintiffs' claims. As set forth above, the policies and practices of the Scudder Defendants with respect to valuation and pricing are separate from the policies and practices of the Janus Defendants. Any classes of plaintiffs that may be established regarding the former will not be the same as any classes that are established with claims regarding the latter. The evidence that is introduced at trial to prove (and disprove) plaintiffs' claims will necessarily be different. If the allegations and evidence for each are blended together as one, the cost and complexity of trial will increase, the Court will burdened by a continuous need to keep claims and evidence separated, and the jury may become confused.

Severance would eliminate all of these problems, without prejudicing either plaintiff. Accordingly, if the Court denies the Scudder Defendants' motion to dismiss for misjoinder, the Court should at least sever plaintiff Luettinger's claims against the Scudder Defendants from plaintiff Potter's claims against the Janus Defendants. *See Jaffke v. Anderson*, 162 Ill. App. 3d 290, 515 N.E.2d 345, 350 (1987) (misjoined actions must be severed for trial); *Ryan v. E.A.I. Construction Corp.*, 158 Ill. App. 3d 449, 511 N.E.2d 1244, 1255 (1987) ("trial court possesses broad discretionary powers to sever separate claims, separate defenses or separate parties . . . . [and] [c]onsidering the complex nature of the issues involved, the number of witnesses, parties and claims" it was not an abuse of discretion to sever claim).

V. The Complaint Does Not State Sufficient Facts To State Legal Claims, And <u>Should Be Either Dismissed Or Made More Definite Under 735 ILCS 5/2-615.</u>

In addition to their allegations discussed above, plaintiffs make several other vague claims of mismanagement by the Scudder Defendants. (Compl. ¶¶ 69, 73). These claims, too, assert that the Scudder Defendants breached certain duties to plaintiff Luettinger, both negligently and willfully, but do not contain even the barest explanation of how plaintiffs claim defendants did so. As a result, the claims do not contain sufficient information for the Scudder Defendants to determine how to respond.

Under Illinois law, "[m]aterial facts must be alleged with certainty, clarity, particularity, accuracy, and precision, and without ambiguity of meaning." <u>Illinois Law and Practice</u>, ch.1(B), § 12 (West 2003) (citing cases) ("<u>Illinois Practice</u>"). Especially when a Complaint alleges a willful tort, allegations "must be made with such certainty, definiteness, and particularity as to enable the opposite party or his counsel and the court to understand them." *Id. See also Kraft*

Chemical Co. v. Illinois Bell Tel. Co., 240 Ill. App. 3d 192, 608 N.E.2d 243, 247 (1993) (dismissal for failure to allege facts sufficient to state claim defendants' actions were deliberate). Accordingly, a "bare characterization" that defendants acted "willfully and wantonly," without providing any facts to support that claim, is substantially insufficient in law. *Id.*; *see also Oravek v. Community School Dist. 146*, 264 Ill. App. 3d 895, 637 N.E.2d 554, 557 (1994).

This principle of law is especially important because plaintiffs here seek punitive damages, and the only feature of their Complaint that is offered in support of such an award is the conclusory allegation that Scudder Defendants' actions were "willful and wanton." (Compl. ¶ 73). That assertion is not enough. Indeed, "[t]he mere addition of the phrase 'willful and wanton,'" to a count that covers essentially the same allegations as a count pleaded in negligence (as plaintiffs' Complaint does) "is insufficient to allege reckless misconduct necessary to support an allowance of punitive damages." *Wait v. First Midwest Bank/Danville*, 142 Ill. App. 3d 703, 491 N.E.2d 795, 802 (1986) (dismissing count alleging reckless misconduct that was functionally identical to negligence count on the same conduct).

A. The Complaint Alleges Insufficient Facts To Support A Claim <u>That The Scudder Defendants Violated Any Applicable Regulations.</u>

Plaintiffs claim that the Scudder Defendants willfully and wantonly "fail[ed] to know and implement applicable rules and regulations concerning the calculation of NAV." (Comp. ¶ 73(i)). This conclusory allegation is not supported by any facts.

The Complaint does not identify the regulations plaintiff relies on, or facts suggesting how the Scudder Defendants might have violated them. While, in the preceding paragraph of the Complaint, plaintiffs refer to "applicable published regulations" apparently pertaining to the calculation of NAV, that paragraph does not identify those regulations, state what they required the Scudder Defendants to do (if anything), or explain how the Scudder Defendants violated them.

Since the Complaint lacks all semblance of clarity, particularity and precision, alleges no facts to support plaintiffs' legal contentions, and leaves the Scudder Defendants to guess at plaintiffs' theory, it should be dismissed or made more certain. *See Migdal v. Rowe Price-Fleming Int'l*, 248 F.3d 321, 326-27 (4th Cir. 2001) (dismissing complaint against mutual fund investment advisors because conclusory legal allegations and boilerplate language are not enough to state a claim); *see also Kraft Chemical*, 608 N.E.2d at 247.[5]

B. The Complaint Alleges Insufficient Facts To Support A Claim That The Scudder Defendants Failed To Evaluate <u>If A "Significant Event" Occurred Each Day.</u>

Plaintiffs next claim that the Scudder Defendants either negligently and willfully "fail[ed] to properly evaluate on a daily basis" whether intervening "significant events" affected the value of Scudder International's portfolio. (Comp. ¶¶ 69(i), 73(ii)).

As above, plaintiffs offer no support for this conclusion in the factual allegations of the Complaint. Plaintiffs do not allege (i) what events are considered "significant," (ii) that such a significant event occurred during the class period; (iii) what "proper" procedure would have required the Scudder Defendants to do, (iv) what the Scudder Defendants did instead, or (iv) any other facts to suggest that the Scudder Defendants refused to appropriately value the foreign securities in the Fund's portfolio at any time. Plaintiffs cannot proceed on a legal claim that is

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5 To the extent this claim is another way for plaintiffs to allege that the Scudder Defendants violated SEC Rule 2a-4 in calculating NAV and share price, *see* 17 C.F.R. § 270.2a-4, then the claim fails because there is no private right of action to enforce this federal rule. *See White v. Heartland High-Yield Municipal Bond Fund*, 237 F. Supp. 2d 982, 986 (E.D. Wis. 2002); *see also Alexander v. Sandoval*, 532 U.S. 275, 286, 291 (2001); *Olmsted v. Pruco Life Ins. Co.*, 283 F.3d 429, 433 (2d Cir. 2002). In addition, as discussed above, SEC Rule 2a-4 does *not* require daily revaluations in computing NAV, and the Complaint does not explain or provide any information about how else defendants might have violated it.

not grounded in at least a minimum of factual allegations. *See Migdal*, 248 F.3d at 326-27; *Oravek*, 637 N.E.2d at 557. They must be dismissed or made more definite.[6]

C. The Complaint Alleges Insufficient Facts To Support A Claim That The Scudder Defendants Failed To Implement The Fund's Portfolio Valuation Policies.

Plaintiffs also argue that the Scudder Defendants negligently and willfully ignored their own portfolio valuation and share pricing policies. (Comp. ¶¶ 69(ii), 73(iii)). Yet again, there are no factual allegations in the Complaint to support such a theory.

The Complaint does not identify the policies that were allegedly ignored, or any instance when the Scudder Defendants supposedly ignored those (unidentified) policies. The Complaint does not identify in even general terms the type of circumstances in which the Scudder Defendants' allegedly ignored those (unidentified) policies. Claims such as these, based on pure speculation and conjecture, must be dismissed or made more certain. *See Migdal*, 248 F.3d at 326-27; *Oravek*, 637 N.E.2d at 557.[7]

D. The Complaint Alleges Insufficient Facts To Support The Claim That The Scudder Defendants Allowed Improper Valuation And Pricing Policies That Benefited Market Timers.

Plaintiffs' final theory, it appears, is that the Scudder Defendants negligently or willfully adopted pricing policies that benefited market timers at the expense of long-term shareholders. (Comp. ¶¶ 69(iii), 73(iv)). Again, however, this conclusory claim is unsupported by any factual allegations.

---

[6] This paragraph, too, fails as an alternative means of claiming that the Scudder Defendants either violated federal law concerning the valuation of securities, or failed to comply with a common law duty to fair value fund securities each day. *See supra*, n.5.

[7] As before, if his paragraph is another way for plaintiffs to claim that the Scudder Defendants either violated federal law concerning the valuation of securities, or failed to comply with a common law duty to fair value fund securities each day, it is substantially insufficient in law. *See supra*, n.5.

The Complaint does not identify the policy or policies maintained by the Scudder Defendants that improperly benefited market timers, does not explain how the (unspecified) policy or policies harmed long term shareholders, and does not allege that (much less describe how) the policy or policies were unreasonable. Since these claims are not grounded in the Complaint's factual allegations, they should be dismissed or made more definite. *See* Illinois Procedure, *supra*; *Migdal*, 248 F.3d at 326-27.[8]

E. The Complaint Alleges Insufficient Facts To Establish That Plaintiffs Suffered Cognizable Injury

The Complaint is deliberately vague as to the facts underlying plaintiffs' claim that they incurred damages due to defendants' alleged conduct. In particular, while the theory of the Complaint is, in general terms, that defendants' actions caused a "dilution" of the assets of the Scudder International Fund, plaintiffs do not provide any facts explaining how that alleged circumstance caused them to suffer cognizable harm, what that harm consisted of, what types of damages were incurred, or what type of recovery they seek. Plaintiffs' Complaint therefore fails to set forth the substantial factual allegations required by Illinois law, and should be dismissed or made more certain under 735 IL-CS 5/2-615.

For example, the Complaint states that defendants' alleged actions caused a "dilution" of plaintiffs' share values. (Compl. ¶ 38). Yet plaintiffs never expressly state that they seek to recover for this "dilution," and if so, what that recovery would consist of. Nor does the Complaint state whether that alleged "dilution" caused plaintiffs to incur any monetary losses. Indeed, since the Complaint does not specifically allege that any plaintiffs actually sold their shares, thereby incurring economic losses because of defendants' alleged actions, it appears that

8 This allegation, too, may be another way to vaguely argue that the Scudder Defendants did not revalue the Fund's securities each day, and if so, then, as discussed above, that claim conflicts with the requirements of federal law and is preempted. *See supra*, n.5.

either no such losses were incurred or that plaintiffs are not seeking any recover for such losses. Plaintiffs' expansive definition of their class to include individuals holding shares in the Scudder International Fun for as little as fourteen days within the past five years exacerbates this confusion. (Compl. ¶ 41).

As a result, the Complaint does not "reasonably inform[]" defendants "of the nature of the claim that [they are] called upon to meet." 735 IL-CS 5/2-612(b). Failure to specify the nature of the damages that plaintiffs intend to seek at trial is alone grounds to dismiss the Complaint. *See, e.g., Shlensky v. Wrigley*, 95 Ill. App. 2d 173, 237 N.E.2d 776, 780 (1968) (allegation that plaintiffs suffered damages, without specific facts supporting that allegation, held insufficient to sustain negligence claim).

VI. The Scudder Defendants Join The Janus Defendants In Making Other Arguments

The Scudder Defendants also adopt and incorporate by reference the arguments included in Sections III B and C of the Argument in the Memorandum in Support of the Janus Defendants' Motion to Dismiss, also filed with the Court in this matter.

CONCLUSION

For the foregoing reasons, defendants Scudder International Fund, Inc. and Deutsche Investment Management Americas, Inc. respectfully request that the Court dismiss all claims in the Complaint against them by plaintiff Dorothy Luettinger.

Respectfully submitted,

Robert H. Shultz, Jr., #03122739
Richard K. Hunsaker, #06192867
HEYL, ROYSTER, VOELKER & ALLEN, P.C.
Mark Twain Plaza II, Suite 100
103 West Vandalia Street
P.O. Box 467
Edwardsville, IL 62025
(618) 656-4646

Attorneys for Defendant Scudder International Fund, Inc. and Defendant Deutsche Investment Management Americas Inc.

OF COUNSEL:

John Donovan
ROPES & GRAY LLP
One International Place
Boston, MA 02110
(617) 951-7000

Counsel for Defendant Scudder International Fund, Inc.

Christopher P. Hall
Randi B. Pincus
MORGAN, LEWIS & BOCKIUS, LLP
101 Park Avenue, 44th Floor
New York, New York 10178
(212) 309-6000

Counsel for Defendant Deutsche Investment Management Americas Inc.

Date: March 10, 2004

CERTIFICATE OF SERVICE

I hereby certify that on March 10, 2004, copies of the foregoing Motion were served by first class mail, postage prepaid, upon the following:

Stephen M. Tillery
10 Executive Woods Court
Swansea, IL 62226

George A. Zelcs
Three First National Plaza
70 West Madison, Suite 660
Chicago, IL 60602

Law Offices of Klint Bruno
Klint Bruno
1131 Lake Street
Oak Park, IL 60301

Mark A. Perry
Gibson, Dunn & Crutcher LLP
1050 Connecticut Ave., N.W.
Washington, D.C. 20036

Gordon R. Broom
Gary A. Meadows
Burroughs, Hepler, Broom
MacDonald, Hebrank & True, LLP
103 West Vandalia St., Ste. 300
Edwardsville, IL 62025

Dale Harris
Davis Graham & Stubbs LLP
1550 17th Street, Suite 500
Denver, CO 80202

Kurt Reitz
Thompson Coburn LLP
525 West Main Street
Belleville, IL 62220

HEYL, ROYSTER, VOELKER & ALLEN

STATE OF ILLINOIS
IN THE CIRCUIT COURT OF THE THIRD JUDICIAL DISTRICT
MADISON COUNTY

ROBERT POTTER, *et al.*	)
Plaintiffs,	)
v.	) Case No. 2003-L-001254
JANUS INVESTMENT FUND, *et. al.*	)
Defendants.	)

THE SCUDDER DEFENDANTS' MOTION TO DISMISS THE AMENDED COMPLAINT ON GROUNDS OF MISJOINDER, OR ALTERNATIVELY, TO SEVER THE CLAIMS AGAINST THEM FROM THE CLAIMS AGAINST THE JANUS DEFENDANTS

Defendants Scudder International Fund, Inc. ("Scudder International Fund" or "Fund") and its investment advisor Deutsche Investment Management Americas Inc. ("DIMA") (together, the "Scudder Defendants"), hereby move to dismiss the Amended Complaint in this action, on the grounds that the Scudder Defendants have been misjoined with unrelated defendants in this matter. Alternatively, the Scudder Defendants move that the claims against them in this case be severed from the claims asserted against the other defendants in the case for all further proceedings, including trial.[1]

Introduction

This case is brought by investors in two mutual funds against the sponsors of those funds and the sponsors' investment advisors. The plaintiffs claim to represent nationwide classes of

[1] On March 10, 2004 the Scudder Defendants filed a Motion to Dismiss plaintiffs' Complaint. On March 24, plaintiffs filed a Motion to Amend their Complaint to add another named plaintiff. The Court granted plaintiffs' Motion on March 31, although the Scudder Defendants never received the Court's Order effecting that grant. The instant Motion seeks the dismissal of plaintiffs' Amended Complaint, or severance of the Scudder Defendants.

investors who were supposedly injured due to breaches of certain duties allegedly owed them by defendants regarding the management of these funds and the pricing of their shares.

Motion to Dismiss Pursuant to 735 ILCS 5/2-615

Plaintiffs have misjoined the Scudder Defendants in this case with the other mutual fund defendants, the Janus Investment Fund and Janus Capital Management LLC ("Janus Defendants"). Claims against different defendants for engaging in separate conduct that affects different plaintiffs are not appropriately combined in a single action. *See, e.g., Rodriguez v. Credit Systems Specialists, Inc.*, 17 Ill. App. 2d 606, 308 N.E.2d 342, 347-48 (1974). Accordingly, pursuant to 735 ILCS 5/2-615, the Scudder Defendants should be dismissed.

Alternative Motion to Sever Pursuant to 735 ILCS 5/2-1006

In the alternative, pursuant to 735 ILCS 5/2-1006, the Scudder Defendants request that the claims made against them in this case be severed from the claims made against the Janus Defendants. Doing so would simplify the proceedings against each set of defendants, without prejudicing any substantial right of the plaintiffs, and is appropriate where defendants have been misjoined. *See Jaffke v. Anderson*, 162 Ill. App. 3d 290, 515 N.E.2d 345, 350 (1987.

Memorandum of Law

The Scudder Defendants adopt and incorporate by reference the arguments and authorities set forth in the Memorandum of Law which they will file with the Court in support of this Motion.

Conclusion

For all the foregoing reasons, and those set forth in the aforementioned Memorandum of Law, the Scudder Defendants respectfully request that the claims against them in the Amended

Complaint be dismissed in their entirety or, in the alternative, that the claims against them be severed from the claims against the Janus Defendants.

Respectfully submitted,

Robert H. Shultz, Jr., #03122739
Richard K. Hunsaker, #06192867
HEYL, ROYSTER, VOELKER & ALLEN
Mark Twain Plaza II, Suite 100
103 West Vandalia Street
P.O. Box 467
Edwardsville, IL 62025
(618) 656-4646

Attorneys for Defendant Scudder International Fund, Inc. and Defendant Deutsche Investment Management Americas Inc.

OF COUNSEL:

John Donovan
ROPES & GRAY LLP
One International Place
Boston, MA 02110
(617) 951-7000

Counsel for Defendant Scudder International Fund, Inc.

Christopher P. Hall
Randi B. Pincus
MORGAN, LEWIS & BOCKIUS, LLP
101 Park Avenue, 44th Floor
New York, New York 10178
(212) 309-6000

Counsel for Defendant Deutsche Investment Management Americas Inc.

Date: May 10, 2004

CERTIFICATE OF SERVICE

I hereby certify that on May 10, 2004, copies of the foregoing Motion were served by first class mail, postage prepaid, upon the following:

Stephen M. Tillery
10 Executive Woods Court
Swansea, IL 62226

George A. Zelcs
Three First National Plaza
70 West Madison, Suite 660
Chicago, IL 60602

Law Offices of Klint Bruno
Klint Bruno
1131 Lake Street
Oak Park, IL 60301

Mark A. Perry
Gibson, Dunn & Crutcher LLP
1050 Connecticut Ave., N.W.
Washington, D.C. 20036

Gordon R. Broom
Gary A. Meadows
Burroughs, Hepler, Broom
MacDonald, Hebrank & True, LLP
103 West Vandalia St., Ste. 300
Edwardsville, IL 62025

Dale Harris
Davis Graham & Stubbs LLP
1550 17th Street, Suite 500
Denver, CO 80202

Kurt Reitz
Thompson Coburn LLP
525 West Main Street
Belleville, IL 62220

Heyl, Royster, Voelker & Allen

7187816.1

FILED
2004 MAY 10 PM 4:22
CLERK OF CIRCUIT COURT THIRD JUDICIAL CIRCUIT MADISON COUNTY, ILLINOIS

STATE OF ILLINOIS
IN THE CIRCUIT COURT OF THE THIRD JUDICIAL DISTRICT
MADISON COUNTY

ROBERT POTTER, *et al.*	)	
Plaintiffs,	)	
v.	)	Case No. 2003-L-001254
JANUS INVESTMENT FUND, *et. al.*	)	
Defendants.	)	

THE SCUDDER DEFENDANTS' MOTION TO DISMISS
THE AMENDED COMPLAINT ON GROUNDS OF LEGAL DEFECT

Defendants Scudder International Fund, Inc. ("Scudder International Fund" or "Fund") and its investment advisor Deutsche Investment Management Americas Inc. ("DIMA") (together, the "Scudder Defendants"), hereby move to dismiss the Amended Complaint in this action on grounds that it is legally defective and substantially insufficient in law.

Introduction

This case is brought by investors in two mutual funds against the sponsors of those funds and the sponsors' investment advisors. The plaintiffs claim to represent nationwide classes of investors who were supposedly injured due to breaches of certain duties allegedly owed them by defendants regarding the management of these funds and the pricing of their shares.

In this Motion, the Scudder Defendants ask that the claims asserted against them be dismissed in their entirety. This motion is made pursuant to 735 ILCS 2/619.1.[1]

1 On March 10, 2004 the Scudder Defendants filed a Motion to Dismiss plaintiffs' Complaint. On March 24, plaintiffs filed a Motion to Amend their Complaint to add another named plaintiff. The Court granted plaintiffs' Motion on March 31, although the Scudder Defendants never received the Court's Order effecting that grant. The instant Motion seeks the dismissal of plaintiffs' Amended Complaint.

Motion to Dismiss Pursuant to 735 ILCS 5/2-619

1. The Amended Complaint alleges direct injury to the Scudder International Fund, and only indirect injury to plaintiffs by virtue of their status as shareholders in the fund. Plaintiffs complain that defendants' actions caused Fund shares to be mispriced, thereby allowing "market timing" traders to buy shares when they were undervalued, and sell shares when they were overvalued. According to plaintiffs, these actions injured the Fund by drawing down its financial assets and increasing its transaction costs, thereby allegedly diluting the value of plaintiffs' shares.

Plaintiffs' alleged injury, therefore, derives from harm alleged caused directly to the Fund, which in turn caused the value of plaintiffs' shares to decline. As such, plaintiffs' claims cannot be brought to recover *from* the Fund, they could only be brought (assuming they were valid) to obtain a recovery *on behalf of* the Fund. Through such a "derivative" action, any damages recovered would be paid directly to the Fund, to restore the assets that allegedly were taken from it, which in turn would benefit plaintiffs by causing the value of their shares to rise. In the same manner plaintiffs allege they were injured, so would they be made whole.

In the instant case, however, plaintiffs have not satisfied fundamental requirements for bringing derivative claims under the applicable law of the state of Maryland – that before filing suit they make demand on Fund directors to defend the Fund's interests directly, or that the Complaint demonstrate that such a demand would have been futile. Since plaintiffs have done neither, their claims must be dismissed.

2. Plaintiffs' claims are preempted by federal law. The Amended Complaint alleges that defendants violated certain duties with respect to the calculation of mutual fund asset values and share prices, which matters are governed by the federal Investment Company Act, 15 U.S.C.

§ 80a-1, *et seq.*, and regulations by the United States Securities and Exchange Commission thereunder. *See, e.g.*, 15 U.S.C. §§ 80a-2a(41)(B), 80a-22(c), 80a-38(a). The duties plaintiffs seek to impose on defendants would conflict with this federal statute and the SEC rules, and would interfere with the accomplishment of the objectives of this body of federal law. Any such obligation imposed under state common law is therefore preempted and barred. *Orman v. Charles Schwab & Co.*, 179 Ill. 2d 282, 688 N.E.2d 620, 625 (Ill. 1997). *See also Sprietsma v. Mercury Marine*, 537 U.S. 51, 64 (2002).

Motion to Dismiss Pursuant to 735 ILCS 5/2-615

1. Plaintiffs have no legal basis for the duties they attempt to impose on the Scudder Defendants, and their claims are therefore substantially insufficient in law.

2. Plaintiffs' claims are not pleaded with sufficient particularity, thereby depriving the Scudder Defendants of a fair opportunity to respond.

Memorandum of Law

The Scudder Defendants adopt and incorporate by reference the arguments and authorities set forth in the Memorandum of Law which they will file with the Court in support of this Motion.

Conclusion

For all the foregoing reasons, and those set forth in the aforementioned Memorandum of Law, the Scudder Defendants respectfully request that the claims against them in the Amended Complaint be dismissed in their entirety.

Respectfully submitted,

Robert H. Shultz, Jr., #03122739
Richard K. Hunsaker, #06192867
HEYL, ROYSTER, VOELKER & ALLEN
Mark Twain Plaza II, Suite 100
103 West Vandalia Street
P.O. Box 467
Edwardsville, IL 62025
(618) 656-4646

Attorneys for Defendant Scudder International Fund, Inc. and Defendant Deutsche Investment Management Americas Inc.

OF COUNSEL:

John Donovan
ROPES & GRAY LLP
One International Place
Boston, MA 02110
(617) 951-7000

Counsel for Defendant Scudder International Fund, Inc.

Christopher P. Hall
Randi B. Pincus
MORGAN, LEWIS & BOCKIUS, LLP
101 Park Avenue, 44th Floor
New York, New York 10178
(212) 309-6000

Counsel for Defendant Deutsche Investment Management Americas Inc.

Date: May 10, 2004

CERTIFICATE OF SERVICE

I hereby certify that on May 10, 2004, copies of the foregoing Motion were served by first class mail, postage prepaid, upon the following:

Stephen M. Tillery
10 Executive Woods Court
Swansea, IL 62226

George A. Zelcs
Three First National Plaza
70 West Madison, Suite 660
Chicago, IL 60602

Law Offices of Klint Bruno
Klint Bruno
1131 Lake Street
Oak Park, IL 60301

Mark A. Perry
Gibson, Dunn & Crutcher LLP
1050 Connecticut Ave., N.W.
Washington, D.C. 20036

Gordon R. Broom
Gary A. Meadows
Burroughs, Hepler, Broom
MacDonald, Hebrank & True, LLP
103 West Vandalia St., Ste. 300
Edwardsville, IL 62025

Dale Harris
Davis Graham & Stubbs LLP
1550 17th Street, Suite 500
Denver, CO 80202

Kurt Reitz
Thompson Coburn LLP
525 West Main Street
Belleville, IL 62220

[signature]

Heyl, Royster, Voelker & Allen